UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934

                         Commission File Number: 0-28581


 TRIAD INDUSTRIES, INC. formerly known as Healthcare Resource Management, Inc.
                 (Name of small business issuer in its charter)

            NEVADA                                     88-0422528
(States of other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)
          16395 W. Bernardo Dr., Suite 232 San Diego, CA 92127 92127
              (Address of principal executive offices) (Zip Code)

                    Issuers telephone number (858) 618-1710

         Securities registered under Section 12(b) of the Exchange Act:



          Title of each class Name of each exchange on which registered
               To be so registered each class is to be registered

                                    N/A N/A



        Securities registered under Section 12 (g) of the Exchange Act:

                    Common stock, par value $.001 per share
                                (Title of class)


                                (Title of class)

At December 31, 1998, the aggregate market value of the voting stock held by non-affiliates was $880,000.00. At December 31, 1999, the aggregate market value of the voting stock held by non-affiliates was $ 2,878,636 ( based on a price of $1.10 per share) as of February 24, 2000.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)
Issuer had 5,256,716 shares of common stock outstanding as of December 31, 1998. The issuer had 5,593,822 shares of common stock outstanding as of March 31, 1999, June 30, 1999 and September 30, 1999. The issuer had 6,403,418 shares of common stock outstanding as of December 31, 1999.

DOCUMENTS INCORPORATED BY REFERENCE List hereunder the following documents if incorporated by reference and the part of the form 10-SB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c) under the Securities Act of 1933: None

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                             TRIAD INDUSTRIES, INC.

                                 FORM 10  SB/A

                                TABLE OF CONTENTS

                                     PART I

                                                                        PAGE
ITEM 1. Description of Business . . . . . . . . . . . . . . ........... 4

ITEM 2. Managements Discussion and Analysis or Plan of Operation . . .  7

ITEM 3. Description of Property . . . . . . . . . . . . . . . . . . . . 13

ITEM 4. Security Ownership of Certain Beneficial Owners and Management .14-15

ITEM 5. Directors, Executive Officers, Promoters and Control Persons . .15-16

ITEM 6. Executive Compensation . . . . . . . . . . . . . . . . . . . . .17

ITEM 7. Certain Relationships and Related Transactions . . . . . . . . .18

ITEM 8. Description of Securities. . . . . . . . . . . . . . . . . . . .19

                                     PART II

         ITEM 1. Market Price of and Dividends on Registrants Common Equity and
 Other Shareholder Matters . . . . . . . . . . . . . . . . . . . . . . . 19

ITEM 2. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . .20

ITEM 3. Changes in and Disagreements with Accountants . . . . . . . . . .21

ITEM 4. Recent Sales of Unregistered Securities . . . . . . . . . . . . .21

ITEM 5. Indemnification of Directors and Officers . . . . . . . . . . . .21

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .  22-102

                                    PART III

ITEM 1. Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . . 103

ITEM 2. Description of Exhibits . . . . . . . . . . . . . . . . . . . . 103

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  104


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                             TRIAD INDUSTRIES, INC.

                                 FORM 10  SB/A

                                     PART I

ITEM     1.       Description of Business

Triad Industries, Inc., (the Company) was incorporated under the laws of the State of Nevada, on October 3, 1997. The Company was originally known as Telescript Industries, Inc., a New York company incorporated in 1957. Telescript Industries, Inc., was founded for the purpose of marketing, television, and broadcasting equipment and services. Telescript Industries, Inc., became a public company as a result of a Regulation A underwriting in April 1961. The Company closed operations in late 1964. The Company was then reactivated on May 31, 1984. The Company then did a one for ten share reversal that became effective October 15, 1987. On October 15, 1997 the Company completed a change of state domicile merger to the State of Nevada. As of the change of state domicile merger the Companys name became International Telescript Industries, Inc. The Company then acquired all the outstanding shares of Interstate Care Systems, Inc., for 3,734,500 shares of its common stock. In conjunction with that transaction, the Company, changed its name to Healthcare Resource Management, Inc. Healthcare Resource Management, Inc., was in the business of managing medical providers, facilities, and practices. Healthcare Resource Management, Inc., revenues were derived from consulting income. As a management company, Healthcare Resource Management, Inc., was not subject to any licensing restriction. On March 15, 1998, the Company completed a one for nine reverse split. As of December 31, 1998 there were 5,256,716 shares of common stock outstanding.

On March 15, 1999 at a Special Meeting of Shareholders, the Company (1) reversed its outstanding common stock from 5,256,716 on a one for ten basis to 526,672 shares outstanding and (2) approved an Agreement and Plan of Reorganization whereby the Company acquired 100% of the capital stock of RB Capital and Equities, Inc., a Nevada Corporation, and its subsidiary Gam Properties, Inc., in exchange for 5,068,150 shares of common stock. As a result of the reverse merger acquisition, RB Capital and Equities, Inc., is the predecessor of Triad Industries, Inc. The Company also agreed to issue 700,000 shares of $1.00 preferred stock for a 99% interest in Miramar Road Associates, LLC., and (3) approved an Amendment to the Articles of Incorporation changing the corporate name to Triad Industries, Inc. Triad Industries, Inc., is a holding Company with no operations. As of December 31, 1999 there were 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

         The Company owns five subsidiaries:
1- RB Capital and Equities, Inc., a Nevada corporation, is a financial service corporation that operates a merger and acquisition consulting business. The company does corporate filings and capital reorganization business for small emerging private and public client corporations. 100% owned.

2- Miramar Road Associates, LLC., a California Limited Liability Company, owns and operates a 51,000 square foot commercial building located at 6920 Miramar Rd., Suite 102 San Diego, CA 92121. 100% owned.

3-   Gam Properties, Inc., a California corporation,  owns and rents apartments:
     Seven units located at 4592 Bancroft, San Diego, CA 92117. Four units located at 2016-18 and 2015-17 Hornblend and Balboa, San Diego, CA 92109. Three units located at 3635 3rd Ave, San Diego, CA 92103.

4- HRM, Inc., a newly formed Nevada corporation, was capitalized with the Healthcare Resource Management assets after the Triad transaction. The company is presently inactive in the healthcare industry. 100% owned.

5- Triad Reality, a newly formed California corporation, is not yet operating as a consolidating real estate company. 100% owned.
Services

RB Capital & Equities, Inc. 100% owned The services that are provided by the Company are for client companies. The Company prepares forms such as S-1, S-4, and S-18 Registration Statements, 15c2-11, Private Placement Regulation D 504, 505, 506, and other reports such as 12q, 10SB, 10K, 10KSB, 12G, 8K, Standard and

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

Poors filings, Blue Sky listings, Annual Reports, NASDAQ filings, and National Quotation Bureau listing forms. In addition RB Capital and Equities, Inc., prepares Plans of Reorganizations re 368(a)(1)(a)(b) and (c) and change of domicile forms. The Company also prepares and files Articles of Incorporation, Officer and Director filings, federal and state annual reports, business plans, and does general accounting. The Company arranges auditing and legal services for clients, these services are preformed by outside firms. Shareholders communications, including assistance with shareholder letters, corporate profile newsletter and press releases. The main function is consulting in business merger and acquisitions.

Miramar Road Associates,LLC. 100% owned as of September 20, 1999 Miramar Road Associates, LLC., owns, and operates a 51,000 square foot commercial center located at 6920 Miramar Rd., San Diego, CA 92121. The building is over 100% occupied. This includes leasing the roof space for local cellular communications companies. There are 47 tenants who occupy the building. There are 5 material leases that occupy 23,515 square feet or 46% of the building and contribute 47% of the rental income per month. Rental revenues for the last ten months of the fiscal year for the commercial center were $383,251.

Gam Properties, Inc. 100% owned. Owns and rents on a month to month basis four apartment properties of 15 units, all located in San Diego, Ca.
                  4592 Bancroft
                  2016-18 Balboa
                  2015-17 Hornblend
                  3635 3rd Ave.
                  2135-39 Grand Ave.

Gam Properties, Inc., is currently experiencing a 100% occupancy rates. There are 15 tenants who occupy the properties. Gam does not have any material leases. Rental revenues, for the last ten months of fiscal year 1999, for the properties were $ 112,205.

HRM, Inc. The Company is currently analyzing the healthcare industry. The Company is looking to find a new cutting edge healthcare industry to enter, or to acquire existing healthcare management facilities. As of yet, the Company has not decided on a specific trade or acquisition in the healthcare industry.

Triad Realty, Inc. The Company is not yet operating as a consolidated real estate company. The Company will make Gam Properties, Inc., and Miramar Road Associates, LLC., subsidiary operations to consolidate the Companys real estate holdings. Also, all new real estate holdings will be acquired as a subsidiary of Triad Realty.



Marketing

RB Capital and Equities, Inc., has no formal marketing program. All clients are referred by accountants, lawyers, broker/dealers and from existing clients.

Miramar Road Associates, LLC. and Gam Properties, Inc. rent their properties via classified advertising or Realtor referrals. The rental income will increase on the existing properties based on demand.

Competition

Triad Industries, Inc., has no competition. This is due to the fact that Triad Industries, Inc., is a holding company.

RB Capital & Equities, Inc., has large scale competition in the financial services industry. Some of the same functions of the Company are provided by accounting firms, legal firms, brokerage firms, and individual consultants.

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

However, the management of the Company feels that they have a competitive advantage over these companies, which is due to the fact that the Company offers all the services their competition does (expect legal and auditing) under one roof. Most of the competition is fragmented and only provides one aspect of these services.

Miramar Road Associates. LLC., is not experiencing heavy competition due to the low commercial vacancy rate in San Diego. The commercial vacancy rate in San Diego is less than 5%. The building is actually over 100% occupied. The building is over occupied because tenants are renting roof space for communication devices.

Gam Properties, Inc., is not experiencing heavy competition in the residential realty rental business. This can be attributed to approximately a 2% residential rental vacancy is the San Diego region.

Healthcare Resource Management, Inc., and Triad Realty Corporation., face no competition. This can be attributed to the companies being inactive.

Employees

Presently the Company has eight full time employees and one part time employee. Management will hire additional employees only on an as needed basis and as funds are available. In such cases compensation to management and employees will be considered in light of prevailing wages for services to be rendered.

RB Capital and Equities, Inc., has five full time employees, Miramar Road Associates, LLC., has two full time employees, Gam Properties, Inc., has one full time employee, and Healthcare Resource Management, Inc., has one part time employee. Triad Realty Corporation will be a real estate consolidation company so the company will not have employees, except those working in the consolidated subsidiaries when the company becomes active. The employees all work for the subsidiaries. Only four employees from RB Capital and Equities, Inc., do work for Triad Industries, Inc. These four employees spend approximately 30% of their time working for Triad.

Facilities

The Company has a resident agent for services in Nevada located at 1905 South Eastern Avenue, Las Vegas, NV 84144. The corporate headquarters and RB Capital and Equities, Inc., lease a 2500 square foot office space at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127. Miramar Road Associates and Gam Properties, Inc., occupy 470 square feet at the Company owned building at 6920 Miramar Road, Suite 102, San Diego, CA 92121 as a management and rental office.

Legal

The Company is not a part of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc., was a named party in a lawsuit regarding the sale of a property by others and in managements opinion the lawsuit does not directly effect Gam Properties, Inc. The lawsuit is being defended by former owners of Gam Properties. This case was dismissed in March 2000.

The proceeding is pending in the Superior Court of California, County of San Diego, Central Court. The proceedings began October 15, 1999. The principal parties in the case are Manuel and Mary Zambrana (the plaintiffs) and Amresco Management, John Franco, Michael H. de Domenico, Greenland Corporation, and Gam Properties, Inc.

Gam Properties, Inc., was named in a court proceeding together with other parties on April 2, 1999 in the Judicial District of San Diego, California.

The principal parties to the litigation were as follows:
Plaintiffs:
Manuel Zambrana and Mary Zambrana

Defendants:

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

Amresco Management, Inc., ATF for RTC Mortgage Trust 1994 N2 and State Street Bank and Trust Company, Chicago Title
Company, John Franco, Global Funding Corporation, Global Home Lending, Inc., Michael H. DeDomenico, Kathleen DeDemenico, Gam Properties, Inc., and Greenland Corporation.

The plaintiffs purchased property from Gam Properties, Inc., at 4027 31 Hamilton Street, San Diego, CA., for a purchase price of $260,799.52. This purchase took place prior to Gam Properties, Inc., being acquired by the issuer. The plaintiffs alleged that some of the defendants named, other than Gam Properties, Inc., induced the plaintiffs to purchase securities in a public company other than the issuer as well as accepting large amounts of cash from the plaintiffs. The relief sought by the plaintiffs was approximately $210,000.00.

Subsequent to lengthy interrogations by some of the defendants, which included Gam Properties, Inc., the case was dismissed with prejudice for lack of merit.
Licenses

          Healthcare Resource Management, Inc., is currently inactive in the healthcare industry, therefore; no licensing is currently necessary. Miramar Road Associates, LLC., and Gam Properties, Inc., have California Department of real estate broker and sales licenses numbers 00373421 and 00869929 respectively.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview
          The Company became incorporated in Nevada in October 1997. The Company began operations as a health care company. Healthcare Resource Management, Inc., was in the business of managing medical providers, facilities and practices. Healthcare Resource Management, Inc., revenues were derived from consulting income. As a management company, Healthcare Resource Management, Inc., was not subject to any licensing restrictions. The Company had minimal revenue in 1997 and 1998. In 1999, since the acquisition heretofore represented the operating subsidiaries achieved operating revenues as follows:

                                   December 31,   December 31, December 31,
                                        1999        1998          1997
Healthcare Resource Management .. $      0        $   74,174   $   26,325
RB Capital & Equities ............     658,604       917,307      209,316
Miramar Road Associates ..........     824,260         --           --
Gam Properties ....................    113,415         --           --
Sale of Realty ....................  1,369,500         --           --

          For the year ended December 31, 1997 Healthcare Resource Management, Inc., had revenues of $26,325 which were derived from the needed management business. Healthcare Resource Management, Inc., had total operating expenses of $93,244. Therefore, Healthcare Resource Management, Inc., had a net loss of $55,189 which included $11,730 of a income tax benefit.

         In December of 1997, Healthcare Resource Management, Inc., wrote off $86,637.00 worth of assets. These assets were comprised of obsolete manuals, contracts, unverifiable equipment, and uncollected receivables. These assets were written off either due to obsolescence or non-substantial supporting documents to verify asset value. The write off had no effect on operations and liquidity, just a charge to earnings.

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

          As of December 31, 1997  Healthcare  Resource  Management,  Inc.,  had
     total  current  assets  of  $23,695  with  total  assets  of  $23,695,   no
     liabilities, and stockholders equity of $23,695.

          For the year ended December 31, 1997 RB Capital and Equities, Inc., (the predecessor due to reverse merger) had total operating income derived from consulting and security sales of $209,316.00 with total operating costs of $195,220. Income from operations was $14,096. RB Capital and Equities, Inc., had total other income of $160,175.00, therefore, the net income for 1997 was $133,269.

          As of December 31, 1997 RB Capital and Equities, Inc., had current assets of $674,060, with total assets of $909,058, subject to current liabilities of $178,352 and total shareholders equity of $730,702.

          As of December 31, 1998 Healthcare Resource Management, Inc., had revenues of $74,174 with total operating expenses of $72,146. The Company had an income tax expense of $304 leaving a net income of $1,724. Healthcare Resource Management, Inc., was not active in management as of the last half of 1998.

          As of December 31, 1998  Healthcare  Resource  Management,  Inc.,  had
     total  current  assets  of  $27,619  with  total  assets  of  $27,619,   no
     liabilities and total stockholders equity of $27.619.

          As of December 31, 1998 RB Capital and Equities, Inc., had operating revenues of $917,307 and total operating costs $701,295 leaving income from operations of $216,012. RB Capital and Equities, Inc., had total other income of $333,068 leaving a net loss of $82,304 when netted with income tax benefit.

          As of December 31, 1998 RB Capital and Equities, Inc., had total current assets of $667,923, total assets of $1,062,633 with total current liabilities of $92,681, total liabilities of $92,681 and total stockholders equity of $969,772.

          As of December 31, 1999 Triad Industries, Inc., (the Company) had total operating revenues of $789,984 with total operating expenses of $1,299,996. The Company had total other expenses of $213,125. Therefore, the Company had a net loss of $529,737 when the net loss is netted with the income tax benefit.

          As of December 31, 1999 the Company had total current assets of $2,504,671, total assets of $6,428,133, with total current assets of $2,504,671, total assets of $6428,133 with total current liabilities of $3,975,792, total liabilities of $3,975,792 and total stockholders equity of $2,452,341.

         Healthcare  Resource  Management,   Inc.,  the  predecessor  of  Triad
     Industries, Inc., was dormant in the last half of 1998. In March of 1999 the Company completed its acquisition of RB Capital & Equities, Inc., Gam
     Properties, Inc., and Miramar Road Associates. The companies acquired, operating as subsidiaries, are engaged in Financial Consulting and Services business and Real Estate businesses, as owners and landlords on properties located in San Diego, California.

          On April 6, 1999, HRM, Inc., was incorporated in Nevada, and was capitalized by the assets of predecessor corporation, and will be operated in the Healthcare industry in the future, as a wholly owned subsidiary. On July 29, 1999, Triad Realty Corporation was incorporated in the State of California, and will be used to consolidate the assets and operations of Gam Properties and Miramar Road Associates.

          Triad Industries, Inc., is a holding company with no operations of its own. There are no arrangements by which Triad Industries, Inc., receives distributions from its subsidiaries. Monetary distributions from subsidiaries are on an as needed basis. This is because all subsidiaries are responsible for their own operating expenses.

          Triad Industries, Inc., is involved in a management contract with RB Capital and Equities, Inc., a subsidiary. The agreement calls for a $7,500.00 a month payment to RB Capital and Equities, Inc., for management services. Included in this management service fee are investor relations, office space, secretarial work, telephone, meeting room and accounting.

          The Companys current capital was provided by existing revenues and the sale of real property. The Company sold two residential properties for a total of $1,369,500. The properties had a total cost of $ 1,576,215;

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     therefore,  there was a net loss on the property sales of $ 206,715.  These sales provided $235,091 of working capital for the Company. Management believes that the Companys cash requirement can be met from existing cash flow for the next ninety days. The Companys short term cash requirement is approximately $200,000. The existing sources of cash flows for the next 90 days is approximately $120,000 of rental revenue from Miramar Road Associates, LLC., $30,000 in rental revenue from Gam Properties, Inc., and $70,000 from consulting services and security sales from RB Capital and Equities, Inc. There have been no agreements to purchase additional properties. However, if additional revenues for existing properties are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding. Management anticipates that further capital of $500,000 will be necessary to expand its real estate holdings. The Company has not yet decided on how it will fund further purchases. The Company will most likely use a mixture of cash on hand and additional debt or equity sales.

          In the event, outside funding is necessary; the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its securities and/or public offering. If the Company experiences a substantial delay in marketing revenues and its unable to secure public financing from the sale of its securities or from private lenders, the continuation of the Company as a going concern would be seriously jeopardized.

          The Company is proceeding with the procurement of long term financing on the Miramar property that would reduce mortgage payments presently on the property. The Company is also looking into a possible filing of a Regulation D Rule 505 private placement offering in the next fiscal year in the amount of $2,500,000. There is of course, no guarantee that 100% of the offering will be sold within the 180-day term of the offering. The Regulation D Rule 505 private placement offering would be conducted by the parent holding company.

          The company also has a $50,000 unused bank line of credit. The $50,000 credit line is an adjustable rate loan. The loan is an open revolving line of credit, with annual terms of prime plus 3.65%.

Net Operating Loss

          The Company has accumulated approximately $87,067 of net operating loss carryforwards as of December 31, 1998. As of December 31, 1999 the net operating loss carryforwards was $616,084, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2014. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards, which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998. For the year ended December 31, 1999 a tax benefit has been reported in the financial statements for $193,400.

Recent Accounting Pronouncements

          The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and
     Statement of Financial Accounting Standards No. 129 Disclosures of Information about an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entitys capital structure. SFAS no. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

          The Financial Accounting Standards Board has also issued SFAS No. 130, Reporting Comprehensive Income and SFAS no. 131, Disclosures about
     Segments  of  an  Enterprise  and  Related   Information.   SFAS  No.  130
     establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributors to owner define comprehensive income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS no. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 Financial Reporting for Segments of a Business Enterprise. SFAS no. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

          SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation
          In the opinion of management, current inflation rates will not have a material effect on the operations of the Company. Rental agreements include cost of living increases on an annual basis.

Risk Factors and Cautionary Statements

          This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.

Quarterly Trends

          The Company expects revenues to grow moderately through the next four quarters of 2000. The moderate growth of revenues will be largely attributed to increasing rental rates in San Diego. Therefore, Gam Properties, Inc., and Miramar Road Associates, LLC., should experience increasing rental revenues. Also OTC-BB companies must now be full reporting. This will increase the service and consulting revenues of RB Capital and Equities, Inc. Long term financing is also being sought for Miramar Road Associates, LLC., which would reduce interest expense by approximately $5,000 a month.

Liquidity and Capital Resources

          Since inception through December 31, 1998, Healthcare Resource Management, Inc., funded its historical business operations by equity transactions and revenues generated from the healthcare business. As of December 31, 1998, the Company had current assets of $47,619, total assets of $47,619 and liabilities of $0 with a net equity of $47,619 and shares outstanding of 5,256,716.

          Since inception on October 17, 1997 through December 31, 1998 RB Capital &Equities, Inc., (the predecessor due to reverse merger) funded its historical business operations by equity transaction, revenues generated by historical services, and merger acquisition consulting income. As of December 31, 1998 RB Capital & Equities, Inc., had current assets of $667,923, total assets of $1,062,633 with total current liabilities of $92,681, total liabilities of $92,681 and total stockholders equity of $969,772.

          Since March 15, 1999 through December 31, 1999 the consolidated operations have been funded by equity transactions, business service income, rental income, and mortgage financing. As of December 31, 1999 the

     Company has current assets of $2,567,171, total assets of $6,490,633, with liabilities of $3,975,792, net equity of $2,514,841, with 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

          The Companys current capital was provided by existing revenues, liquidity of current assets, sale of real property, and equity transactions. The Company sold two residential properties for a total sale of $1,365,500. These sales provided $235,091of working capital for the Company. Management believes that the Companys cash requirement can be met from existing cash flow for the next ninety days. The Companys short term cash requirement is approximately $200,000. The existing sources of cash flow for the next 90 days is approximately $144,000 of rental revenue from Miramar Road Associates, LLC., $30,000 in rental revenue for Gam Properties, Inc., and $100,000 from consulting services and security sales from RB Capital and Equities, Inc. There have been no agreements to purchase additional properties. However, if additional revenues for existing properties are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding. Management anticipates that further capital of $500,000 will be necessary to expand its real estate holdings. The Company has not yet decided on how it will fund further purchases. The Company will most likely use a mixture of cash on hand, additional debt, and equity offerings.

          There are different long term financial needs for the subsidiaries of Triad Industries, Inc. The financial needs for each is as follows:

          RB Capital & Equities, Inc., is seeking approximately $500,000 whether through Triad Industries, Inc., possible 505 D offering or through private financing. This would enable RB Capital & Equities, Inc., to become more active in either aggressively pursuing merger and acquisitions for the parent company or pursuing start-ups that need venture capital.

          Miramar Road Associates, LLC., is seeking long term financing for the property located at 6920, 6910, 6914 San Diego, California 92212, (the property). The financing being sought is a long term loan in the amount of $2,785,000 together with the cost of the new loan, approximately $132,000. The terms of the new financing being sought is as follows: An interest rate of 9 to 91/2% amortized over a 25 or 30 year period. A financing package is submitted for approval with a lending institution. The lending institution is completing the required paperwork and documentation necessary for final approval and funding. Closing is expected to occur in late July. The funding is debt financing. This new loan would reduce Miramar Road Associates, LLC., monthly interest payment by about $5,000.00 a month. Also a new long term loan would alienate expensive yearly loan fees. The new loan fees would be amortized over a longer period.

          Gam Properties, Inc., only current long term would be if the parent company did a 505 D offering. Gam Properties, Inc., would use about
     $500,000.00 to pay down mortgage debt. Other then this case, Gam Properties, Inc., is currently stable with its historical cash flow.

          Healthcare Resource Management, Inc., and Triad realty, Inc., are both currently inactive. Therefore, there has not been any analysis to consider long tern cash flow needs for either subsidiary.

          Triad Industries, Inc., has $2,504,671 in current assets and $43,236 in cash. The Company believes the $454,782 its holds in marketable securities, and the $1,345,350 in assets held for sale to be very liquid. The marketable securities can be converted to cash in under three days and the assets held for sale would take about a month. However, there is a tremendous housing boom in Southern California. The Company holds $463,041 in accounts receivable. This is also highly liquid, however; this liquidity depends on the party the amount is due from. The tax impound account and income tax benefit are not liquid. The tax benefit is an amount that most likely will be recognized in the next year. The impound accounts includes property taxes paid on behalf of the assets held for sale.

Year 2000 Compliance

          The Company is reviewing its computer systems and operations, as well as the components for its systems, to determine the extent to which the business will be vulnerable to potential errors and failures as a result if the Year 2000 problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date sensitive software which uses only two digits to represent the year, could recognize a date using 00 as the year 1900, rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations, and financial conditions. The Companys software and hardware components in its systems are Y2K compliant, and the Company is taking steps to make sure its developed systems are Y2K compliant and the system components are Y2K compliant.

          The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness. However, the Company does not depend exclusively on one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems. Although the Company does not anticipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

          The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K.

          Currently, the Company does not have contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the Companys operation.

Results of Operation

          A summary of our balance sheet for the years ended December 31, 1997, 1998, and 1999 are as follows:
                                    Years Ending December 31,
                                1997          1998       1999

Cash/Cash Equivalents       $      496   $    1,187   $   43,236
Other Current Assets            23,199       26,432    2,461,435
Other Assets                      --           --      3,923,462
Total Assets                    23,695       27,619    6,428,133

Current Liabilities               --           --      3,975,792
Other Liabilities                 --           --           --
Total Liabilities                 --           --      3,975,792

Total Shareholders Equity       23,695       27,619    2,452,341
Total Liabilities and
Shareholders Equity             23,695       27,619    6,428,133

Summary of Revenue Statement

The following summarizes the results of the Companys operations for the three years ended December 31, 1997, 1998, and 1999.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Years Ended
                                              December 31
                                  1997           1998          1999
Revenue                     $    26,325    $    74,147   $   903,795
Cost of Goods Sold                 --             --         113,811

Operating Income                 26,325         74,174       789,984

Operating Expenses               93,244         72,146     1,299,996

Other Income & (Expenses)       (11,730)           304      (213,125)

Provision For Income
Tax (Benefit)                      --             --        (193,400)
Net Income (Loss)               (55,189)         1,724      (529,737)
Loss or gain per share
Basic                             (0.01)          0.00         (0.12)
Diluted                            0.00           0.00         (0.09)

Plan of Operation

          Assuming present occupancy the real estate operation generates $58,000 per month or $696,000 as an annualized basis, the financial service business generates $700,000 per year and in 1999 the Company had real estate sales of $1,369,500. The properties had a cost of $ 1,576,215; therefore, there was a net loss on the property sale of $ 206,715. As of December 31, 1999 the Company had an accumulated earning deficit of $ 616,804. The Company expects losses arising from interest expense, depreciation, and amortization to decrease as properties are traded or sold.

          The Company is looking into the possibility of a sale of securities pursuant to Regulation D Rule 505 for $2,500,000. The use of these funds will be to reduce mortgage debt, additional properties, and provide working capital.

          The Company has secured at $50,000 bank line of credit to be used in the future.

ITEM     3.       Description of Property

          Triad Industries, Inc., and its subsidiary RB Capital and Equities, Inc., occupy a leased 2500 square foot office located at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127 and Miramar Road Associates and Gam Properties, Inc., occupy an office of 470 square feet at 6920 Miramar Road, Suite 105, San Diego, CA 92121 as a property management and rental office.

          The Company owns and operates a 51,000 square foot commercial complex of four buildings on a 2.5 acres of land on a major thoroughfare at 6920 Miramar Road, in San Diego, CA. The building is 100% occupied and leased to forty-seven (47) tenants and generates approximately $48,000 per month in gross income.

          The Company also owns 4 apartment buildings located at 4592 Bancroft Avenue, 2016-18 Balboa, 2015-17 Hornblend , 3635 3rd Avenue, and 2135-39 Grand Avenue, all in the city of San Diego, CA that generate $10,000 per month in gross revenues.

          It is the intent of the Company to expand its real property portfolio by using equity securities.

          The total of the 15 apartments are rented to 15 people are rented on a month to month basis and are fully occupied. The mortgages on all of the properties are fully amortized.
                               Interest                   Square        Annual
                                                                        Rental
Location           Descriptioon  Rate       Cost    Debt  Footage       Income

2135-39 Grand Ave. Tri-plex     7.667%  $ 355,350$ 233,955   2,050      $30,900
                                                                       per year
Taxes $3,602                                               (or $10,300 per unit)

4952 Bancroft      7 Units     7.500%    390,000  264,099     3,950     $48,420
                                                                       per year
Taxes $2,138                                                (or $6,917 per unit)

3635 3rd Ave.      Condo       10.250%   180,000  113,004      900       $12,600
                                                                        per year
Taxes    $1,514                                              (or 1,050 per unit)

2016-18 Balboa     4 Units      7.817%   420,000  307,908     1,800      $35,700
2015-17 Hornblend                                                       per year
                                                             (or 8,925 per unit)
Taxes $320

Commercial Property

          The company owns a fifty one thousand square foot commercial building located at 6920 6910 A & B and 6914 Miramar Rd, San Diego, California. There are forty seven tenants leased on a standard commercial basis. There are 47 tenants who occupy the building. There are 5 material leases that occupy 23,515 square feet or 46% of the building and contribute to 47% of the rental income per month.

Tenant                       Square Footage
Del Mar Imaging                 3,219
Robins Research                 8,095
Training Directions             7,327
American Dream Invitations      1,946
Quki Lube                       3,224

Projected Annual Income      $576,000
Projected Service Fees        360,780
Taxes                          16,788

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth information, to the best of the Companys knowledge, as of December 31, 1999, with respect to each director and officer and management as a group and any holder owning more than 5% of the outstanding common stock.

      Name and                          Position             Title of
      Address                                                 Class
-----------------------------------------------------------------------------
Gary DeGano                              President/Director   Common
819 Nantasket Court
San Diego, CA 92109

Linda M. Bryson                         Vice President       Common
9980 Scripps Vista Way #96              Director
San Diego, CA 92131

Michael Kelleher                        Secretary            Common
5209 Hewlett Drive                      Treasurer
San Diego, CA 92115                     Director

James B. Crowell                        Director             Common
PO Box 15711
Long Beach, CA 90815

Terry Worthylake                        Director             Common
4440 North Rancho Drive
Suite 170
Las Vegas, NV

Dave Czoske                             Director             Common
6920 Miramar Road
Suite 102
San Diego, CA 92121

 Management as a Group

 American Health Systems, Inc.
 46 Corporate Park
 Suite 100
 Irvine, CA 92606

                                          Amount of
                                            Shares         Percentage
 Gary DeGano                                190,000           3%
 819 Nantasket Court
 San Diego, CA 92109

 Linda M. Bryson                           240,000           4%
 9980 Scripps Vista Way #96
 San Diego, CA 92131

 Michael Kelleher                          150,000           3%
 5209 Hewlett Drive
 San Diego, CA 92115

 James B. Crowell                         165,723           3%
 PO Box 15711
 Long Beach, CA 90815

 Terry Worthylake                         199,362           3%
 4440 North Rancho Drive
 Suite 170
 Las Vegas, NV

 Dave Czoske                               50,000           1%
 6920 Miramar Road
 Suite 102
 San Diego, CA 92121

 Management as a Groupp                   995,085          16%

 American Health Systems, Inc.           1,120,000        17.5%
 46 Corporate Park
 Suite 100
 Irvine, CA 92606


The above figures are based on 6,403,418 shares of common stock issued and outstanding as of December 31, 1999.


ITEM     5.       Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:
                          Name and Address  Age      Position
                  Gary DeGano               59       President/Director
                  16935 West Bernardo Drive          President Triad Realty
                  Suite 232
                  San Diego, CA 92127

                  Linda M. Bryson           41       Vice President/Director
                  16935 West Bernardo Drive          President RB Capital &
                  Suite 232                          Equities
                  San Diego, CA 92127

                  Michael Kelleher          25       Secretary/Director
                  16935 West Bernardo Drive          Controller
                  Suite 232
                  San Diego, CA 92127

                  Dave Czoske               56       Director
                  6920 Miramar Road                  President, GAM Properties,
                  Suite 100                          Inc.
                  San Diego, CA 92121

                  James B. Crowell          60       Director
                  PO Box 15711                       President, HRM, Inc.
                  Long Beach, CA 90815

                  Terry Worthylake          64       Director
                  4440 North Rancho Drive
                  Las Vegas


          The directors are elected to serve for one year, or until the next annual meeting, or until their successors are duly qualified. The officers are appointed by the directors of the Company.



         Gary DeGano, President
     Mr. DeGano is President of Miramar Road Associates. He has served for over twenty-six years in the mortgage banking, escrow and real estate finance industries. Co-founded a full service mortgage banking firm that provides sources of real estate loan funding to builders, mortgage brokers, and the general real estate sales community, directly responsible for developing programs, processing and quality control systems, loans servicing and foreclosures. President and Chief Executive Officer of Sun Harbor Financial Resources, a publicly held holding company that directed mortgage lending and escrow operations. Mr. DeGano currently serves as a director of American Electric Automobile, Inc. American Electric Automobile, Inc., is not affiliated with Triad Industries, Inc.

         Linda M. Bryson, Vice President
     Since 1996, Ms. Bryson has been the President of RB Capital and Equities, Inc., a corporation in the financial services field. She has served on the board of Spa International, Inc., and is currently the Director of Human Resources for Bellissima Day Spa.

         Michael Kelleher, Secretary/Treasurer
     Mr. Kelleher received his BS in accounting from San Diego State University. He is currently the Secretary/Treasurer of RB Capital and Equities, a corporation in the financial services field and the President of Escondido Capital, Inc., an investment corporation.

         Dave Czoske, Director
     Mr. Czoske is President of Gam Properties. He has more than 15 years experience in the real estate business. Mr. Czoske has extensive experience in the area of relocation. At one time Mr. Czoske ran the relocation department of three North County Realtors in which he specialized in relocating incoming corporate executives. His responsibilities with Gam Properties beyond the day to day operations include advertising and showing properties, negotiating leases as well as all maintenance for several residential and commercial properties.

         James B. Crowell, Director
     Mr. Crowell is the president of HRM has served as a Director, Vice President and COO of Med-Search, Inc. As COO he was responsible for the day to day operations of a Southern California IPA that contracted with 8 managed care organizations. From 1982 to 1992 Mr. Crowell was President if PPO Services, Inc., a consulting firm, that was instrumental in developing
     several  managed  care  delivery  systems  including  Pacific   Physicians
     Network, Associated Providers Network and Southern California Health Plan. From 1979 to 1982 Mr. Crowell served as Director of Marketing for CompreCare, a Federally Qualified HMO. From 1976 to 1979 Mr. Crowell served as a consultant to Blue Cross of Southern California were he was responsible for the development of managed care programs. Mr. Crowell has a Ph.D. in Healthcare Administration, an MBA in Finance and his BA in Political Science.

         Terry Worthylake, Director
     Mr. Worthylake is the chairman of HRM, prior to the formation of the company he served as a Director and President of Med-Search, Inc., a public company, that acquired and managed medical practices, and IPAs. The Company contracted with 8 HMOs and several PPOs through a network of over 1500 physicians. From 1987, until the firm was acquired by Med-Search in 1993, Mr. Worthylake was the President of Interstate Care Systems a company that developed into an 80-hospital, 7000-physician PHO serving over 600,000 beneficiaries. From 1982 to 1984 he was the Executive Vice President of Benefit Panel Services during its initial development into a 20-hospital 800-physician PPO. From 1980 to 1982 Mr. Worthylake was Director of the Med Network Program, a national PPL. From 1978 to 1980 Mr. Worthylake was the founder and CEO of Sam Mateo Services, a management services organization that provided services to medical practices in the San Francisco Bay Area. Mr. Worthylake has a MBA in Healthcare Management and a BA in Economics.


ITEM     6.       Executive Compensation

         Gary DeGano
         Mr. DeGano receives $36,000 per year.

         Linda M. Bryson
         Ms. Bryson receives $48,000 per year.

         Michael Kelleher
         Mr. Kelleher receives $36,000 per year.

         Dave Czoske
         Mr. Cassock receives $26,400 a year.

         James B. Crowell
         Mr. Crowell receives ten (10) percent of the profit participation of HRM, Inc.

          Gary DeGano, Linda Bryson and Michael Kelleher are paid cash monthly by RB Capital and Equities, Inc. Dave Czoske is paid cash monthly by Gam Properties, Inc., and Jim Crowell is paid cash by Healthcare Resource Management, Inc., only if there is an operating profit.

          Directors receive $12,000 per year paid by Triad Industries, Inc., payable in stock, paid quarterly, plus expenses for attending meetings.

  Name and                    Year  Salary    Bonus    Other annual
  Principal                                            compensation
  Position

Gary DeGano                   1999  $21,000  $ 25,000   $6,000
President

Linda Bryson                  1999   36,000     --      4,800
Vice President

Michael Kelleher              1999   30,000    5,000    3,600
Secretary/Treasurer

David Czoske                  1999   18,000   18,000    2,400
President of Gam Properties

James B. Crowell              1999     --       --      1,000
President, HRM, Inc.





ITEM     7.       Certain Relationships and Related Transactions

          Gary DeGano, Linda Bryson, Michael Kelleher, and Dave Czoske received shares in Healthcare Resource Management, Inc., because they owned shares in RB Capital and Equities, Inc., when the reverse merger was complete.

          Mr. Crowell and Mr. Worthylake received 112,500 shares each due to their ownership of Healthcare Resource Management, Inc., stock through the reverse merger.

          The remaining 3,218,798 common shares were issued to shareholders of RB Capital and Equities, Inc., and Healthcare Resource Management, Inc.

          The following officers and directors of RB Capital and Equities, Inc., received common shares of Triad Industries, Inc., (formerly Healthcare Resource Management, Inc.) in exchange for common shares they owned in RB Capital and Equities, Inc., and Healthcare Resource Management, Inc., for the March 15, 1999 reverse merger with Healthcare Resource Management, Inc.

Gary DeGano        $156,450
Linda M. Bryson     180,000
Michael Kelleher    132,900
Dave Czoske          10,000

          American Health Systems, Inc., received a note for $700,000 from RB Capital and Equities, Inc., for the purchase of Miramar Road Associates, LLC. After the March 15, 1999 reverse merger the note was restricted by issuing $700,000 in $1.00 preferred stock.

          American Health Systems, Inc., also received 1,120,000 shares of common stock as a result of the sale of Gam Properties, Inc., to RB Capital & Equities, Inc. In consideration for the 1,120,000 shares of common stock, American Health Systems, Inc., exchanged $1,327 of cash, $4,062 in tax impound accounts, and $2,926,436 in real estate property, and intercompany loans totaling $(43,655), for total assets for $2,888,169. These assets were subject to accounts payable of $2,800, property taxes of $10,684, security deposits of $14,957, and mortgage principle of $1,848,197. Gam Properties, Inc., had a net equity value of $1,011,611.

          American Health Systems, Inc., also received a note for $700,000 from RB Capital & Equities, Inc., for the purchase of Miramar road Associates, LLC. After the March 15, 1999 reverse merger the note was retired by issuing 700,000 shares of $1.00 preferred stock. In consideration for the preferred stock American Health Systems, Inc., exchanged a building with approximately $2.7 million, therefore; the Miramar Road Associate, LLC., had a net worth of $700,000.

          Triad Industries, Inc., is a holding company with no operations of its own. There are no arrangements by which Triad Industries, Inc., receives distributions from its subsidiaries. Monetary distributions from subsidiaries are on an as needed basis. This is because all the subsidiaries are responsible for their own operating expenses.

          Triad Industries, Inc., is involved in a management contract with RB Capital and Equities, Inc., a subsidiary. The agreement calls for a $7,500 a month payment to RB Capital and Equities, Inc., for management services. Included in the management contract are fees for investor relations, office space, secretarial work, telephones, meeting rooms and accounting.

ITEM     8.       Description of Securities
          The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 5,256,716 were issued and outstanding as of December 31, 1998. These shares were reversed on a 1:10 basis on March 15, 1999. 5,593,822 shares of common stock were issued and outstanding on March 31, June 30, and September 30, 1999. 6,403,418 shares of common stock were outstanding as of December 31, 1999. In addition, the corporation is authorized to issue 10,000,000 shares of preferred stock par value $1.00 that may be issued in series at stated value, of which zero were issued as of December 31, 1998 and March 31, 1999. 700,000 shares were issued and outstanding as of June 30, 1999 and September 30, 1999. As of December 31, 1999 there were 850,000 shares of preferred stock issued and outstanding.

          All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

          The preferred stock is (1) non- voting stock, (2) convertible at the second anniversary from issuance on a two for one (2:1) basis, (3) has a preference over common stock to be paid $1.00 per share as a preferrencial liquidation
                                     PART II

     ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

          The shares of Triad Industries, Inc., the Registrant, trade on the NQB Electronic Pink Sheets under the symbol TRDD with a Standard and Poors Cusip # 89579C 10 7. As of September 30, 1999 there were 722 shareholders of record. The recent high bids and low bids, from the National Quotation Bureau, were:

                         High            Low
December 31, 1998       $.25         $  .125
March 31, 1999          $.50$           .25
june 30, 1999           $.25$           .1875
September 30, 1999      $.18$           .125
December 31, 1999       $.30$            .20

         There are eight broker-dealers listed as traders of the Company stock.
                Frankel Securities                        Paragon Securities
                Hill-Thompson Securities                  Equitrade Securities
                Myerson Securities                        Sharpe Securities
                Nabe Securities                           Wein Securities

          These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions

          The Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth-certain requirements for transactions in penny stocks and title 15g-9(d)(1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.
          The Commission generally defines penny stock to be any equity security that has a market price less the $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation from the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, who generally are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

          For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability to shareholders to sell their shares.

Dividend Policy

          The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.
ITEM     2.       Legal Proceedings

          The Company is not a part of any material pending legal proceedings and no such action by, of to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc., case number 729554, is named in a lawsuit regarding the sale of property by others and in managements opinion the lawsuit does not directly effect Gam Properties, Inc. The lawsuit is being defended by former owners of Gam Properties, Inc.

          The proceeding is pending in the Superior Court of California, County of San Diego, Central Court. The proceedings began October 15, 1999. The principal parties in the case are Manuel and Mary Zambrana (the plaintiffs) and Amresco Management, John Franco, Michael H. de Domenico, Greenland Corporation, and Gam Properties, Inc., (the defendants).

          Gam Properties, Inc., was named in a court proceeding together with other parties on April 2, 1999 in the Judicial District of San Diego, California. The principal parties to the litigation were as follows:


         Plaintiffs:
         Manuel Zambrana and Mary Zambrana

         Defendants:
          Amresco Management, Inc., ATF for RTC Mortgage Trust 1994 N2 and State Street Bank and Trust Company, Chicago Title Company, John Franco, Global Funding Corporation, Global Home Lending, Inc., Michael H. DeDomenico, Kathleen DeDemenico, Gam Properties, Inc., and Greenland Corporation.

          The plaintiffs purchased property from Gam Properties, Inc., at 4027 31 Hamilton Street, San Diego, CA., for a purchase price of $260,799.52. This purchase took place prior to Gam Properties, Inc., being acquired by the issuer. The plaintiffs alleged that some of the defendants named, other than Gam Properties, Inc., induced the plaintiffs to purchase securities in a public company other than the issuer as well as accepting large amounts of cash from the plaintiffs. The relief sought by the plaintiffs was approximately $210,000.00.

          Subsequent to lengthy interrogations by some of the defendants, which included Gam Properties, Inc., the case was dismissed with prejudice for lack of merit.

ITEM     3.       Changes in and Disagreements with Accountants

         There have been no changes in or disagreements with accountants.

ITEM     4.       Recent Sales of Unregistered Securities

          Shares totaling 5,068,150 were issued to 159 shareholders in exchange for 100% of the common stock of RB Capital and Equities and Gam Properties. 700,000 shares of preferred stock were issued in exchange for a 99% interest in Miramar Road Associates, LLC. In December of 1999 150,000 shares of preferred stock were issued to Pro Glass Technologies, Inc., in exchange for 1,500,000 shares of common stock.

          In August of 1999, the Company sold 320,000 shares of common stock at $.223 to two accredited investors. The exemption from registration was based on Section 4(2) and 4(6) of the Securities Act. The shares were sold under investment letter and subscription agreement.

         No securities were sold under a Regulation D offering.

ITEM     5.       Indemnification of Directors and Officers

          The By-laws of the Company provide for indemnification of the Companys Officers and Directors against liabilities arising due to certain acts performed on behalf of the Company. Because indemnification for liabilities arising under the Securities Act may not be permitted to Directors, Officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities Commission such indemnification is against public policy as expressed in such Act and is therefore unforceable
 .
Transfer Agent

          The transfer agent and registrant of the Company is Signature Stock Transfer 14675 Midway Road, Suite 221, Dallas, TX 75244.

                                   PART F / S

     The Companys financial statements for the fiscal year ended December 31, 1997 and 1998 and June 30 and September 30, 1999 have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.

                           RB CAPITAL & EQUITIES, INC.
                              FINANCIAL STATEMENTS
                                December 31, 1997


                                    CONTENTS

 Independent Auditors' Report
 Balance Sheet .......................................
 Statement of Operations ................................
 Statement of Stockholders' Equity ..................
Statement of Cash Flows..................
Notes to the Financial Statements

JONES, JENSEN
& COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS'REPORT

To the Board of Directors
RB Capital & Equities, Inc.
San Diego, California


     We have audited the accompanying balance sheet of RB Capital & Equities, Inc., as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RB Capital & Equities, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Jones, Jensen & Company
Salt Lake City, Utah
June 16, 1998

                          RB CAPITAL & EQUITIES, INC.
                                  Balance Sheet

                                                     ASSETS

                                                    December 31,
                                                         1997

CURRENT ASSETS

   Cash                                                     4,522
   Accounts receivable, net (Note 2)                       19,004
   Marketable securities (Note 3)                         646,470
   Interest receivable                                      4,064
     Total Current Assets                                 674,060
PROPERTY AND EQUIPMENT- NET (Note 5)                        4,746

OTHER ASSETS

   Accounts receivable, net (Note 2)                      197,882
   Investments in securities held to maturity (Note 6)     32,370
     Total Other Assets                                   230,252
     TOTAL ASSETS                                        $909,058

The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                            Balance Sheet (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                  December 31,
                                                                      1997
CURRENT LIABILITIES

   Accounts payable                                                $  8,707
   Unearned revenue                                                  76,237
   Note payable (Note 8)                                             23,910
   Accounts payable - related party                                  28,500
   Taxes payable (Note 9)                                            41,002
     Total Liabilities                                              178,356
COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS' EQUITY (Note 4)
   Common stock: $0.001 par value, authorized 50,000,000 shares;
   779,843 shares issued and outstanding                                780
   Additional paid-in capital                                       634,656
   Retained earnings                                                 95,266
     Total Stockholders' Equity                                     730,702
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $909,058

The accompanying notes are an integral part of these financial statements.

                          RB CAPITAL & EQUITIES, INC.
                             Statement of Operations
                                                      For the
                                                    Year Ended
                                                     December 31,
                                                         1997

REVENUES

Operating revenue                                  $ 209,316

   Total Revenues                                    209,316

OPERATING COSTS

   Cost of securities sold                            44,627
   Amortization and depreciation                       5,949
   General and administrative                        144,644

     Total Operating Costs                           195,220

INCOME FROM OPERATIONS                                14,096

OTHER INCOME (EXPENSE)

   Gain on appreciation of marketable securities     205,383
   Interest and other income                           4,064
   Bad debt expense                                  (49,272)

     Total Other Income (Expense)                    160,175

INCOME BEFORE TAXES                                  174,271

INCOME TAX EXPENSE                                   (41,002)

NET INCOME                                         $ 133,269

EARNINGS PER SHARE                                 $    0.27

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                          499,013

The accompanying notes are an integral part of these financial statements.

RB CAPITAL & EQUITIES, INC.
                                      Statement of Stockholders' Equity
                                                      Additional
                                    Common Stock       Paid-in    Retained
                                 Shares      Amount    Capital    Earningis


Balance, December 31, 1996       386,200   $    386   $307,962   $(38,003
March 18, 1997 common stock
issued at $2.70 per share
for services                      20,000         20     53,800       --
March 18, 1997 common stock
issued at $2.70 per share for
securities                        11,572         11     31,269       --
March 18, 1997 common stock
issued at $1.40 per share for
securities                        28,013         28     39,440       --
June 25, 1997 common stock
issued at $0.35 per share for
furniture                         15,808         16      5,537       --
June 25, 1997 common stock
issued at $0.70 per share for
securities                        66,750         67     46,832       --
June 25, 1997 common stock
issued at $0.33 per share for
cash                              15,000         15      4,850       --
October 17, 1997 common stock
issued at $0.50 per share for
services                          15,000         15      7,350       --
December 22, 1997 common
stock issued at $0.62 per
share for securities             221,500        222    137,616       --
Net income for
December 31, 1997                   --         --       -         133,269
Balance, December 31, 1997       779,843        780   $634,656   $ 95,266

The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                             Statement of Cash Flows

                                                       For the
                                                      Year Ended
                                                      December 31,
                                                         1997

CASH FLOWS FROM OPERATING ACTIVITIES:

   Income from operations                             $ 133,269
   Adjustments to reconcile net (income to net cash
   used by operating activities:
     Common stock issued for services                    61,185
     Bad debt expense                                    49,272
     Amortization and depreciation expense                5,949
   Changes in operating assets and liabilities:
     Increase in accounts payable                         5,845
     Increase in accounts payable (related)              28,500
     Increase in unearned revenue                        76,238
     (Increase) in accounts receivable                 (243,280)
     (Increase) in interest receivable                   (4,065
     (Increase) in marketable securities               (161,419)
     (Increase) in taxes payable                         41,002
       Net Cash (Used) by Operating Activities           (7,504)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of marketable securities                    (16,870)
       Net Cash (Used) by Investing Activities          (16,870)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Common stock issued for cash                           4,865
   Proceeds from note payable                            23,910
       Net Cash provided by Financing Activities         28,775
INCREASE IN CASH AND CASH EQUIVALENTS                     4,401
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD            121
CASH AND CASH EQUIVALENTS AT END OF YEAR              $   4,522

Cash Paid For:

   Interest                                           $    --
   Income taxes                                       $    -

   The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

     On July 2, 1990, the Company was incorporated under the laws of Nevada as Combined Communications Corporation to engage in any lawful activity as shall be appropriate under laws of the State of Nevada.

     On  October  17,   1997,   the  Company  met  to  amend  the   Articles  of
     Incorporation. The name of the Company was changed to RB Capital & Equities, Inc.

     The Company has authorized 50,000,000 shares of $0.001 par value common stock. The Company has elected a calendar year end.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.

     b. Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     c. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d. Earnings per Common Share

          Earnings per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                          RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     e. Income taxes

     The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases and the reported amounts of assets and liabilities in the accompanying consolidated balance sheets. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

     Investment and research and development tax credits will be accounted for as a reduction of income tax expense when they are realized.

              f. Accounts Receivable
     The Company has entered into various contracts, by which the Company provides financial services.
Accounts receivable            $ 266,158
Less: allowance for bad debt     (49,272)
Less: current portion            (19,004)
Long-Term Portion              $ 197,882

     g. Deferred Income

     The Company has various consulting contracts outstanding in which the Company performs a set of various financial services. The Company will recognize revenues when services on each contract have been completed. As of December 31, 1997, the Company had approximately $152,000 in contract receivables. At December 31, 1997, approximately $75,000, or 50%, of the net contracts have been completed and recognized as revenue. The remaining 50% are recognized as unearned revenue and will be recognized as revenue when services have been completed.

     h. Investments in Securities

     Marketable securities at December 31, 1997 are classified and disclosed as trading securities under the requirements of SFAS No. 115. Under such statement, the Company's securities are required to be reflected at fair market value.

                          RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997

                   NOTE 3 - MARKETABLE SECURITIES

          At December 31, 1997, the Company held trading securities of the following companies:

                               Number of     Market Price    Balance
                                hares        At Year End     At Year End

Uniforms for America, Inc.       25,000 $   3.50       $   87,500
Peacock Financial Corporation     150,000    .09           13,578
The Hart Court Companies, Inc.     25,000      1.92        48,083
The Beverage Store, Inc.           20,000      2.25        45,000
Golden Panther Resources, Ltd.    150,000      1.00       151,207
Phone Time Resources, Inc.         25,000       .25         6,375
Golden Age Homes, Inc.            190,566      1.55       294,727
        Total                                            $646,470

     NOTE 4 - COMMON STOCK

     During the month of March, a total of 59,585 shares were issued at an average price of $2.10 a share. In the month of June, a total of 97,558 shares were issued at an average price of $0.59 a share. In October, 15,000 shares were also issued at $0.50 a share. At the end of October, the Company proposed a 1 0-to-1 reverse split of the Company's common stock. In December, 221,500 shares were issued at $0.62 a share. Stock issuance prices are based on determined value of proceeds received for stock issuance.

     NOTE 5 - PROPERTY AND EQUIPMENT

 The Company issued 15,808 shares of common stock at $0.35 cents a share, equaling $5,695. The furniture has a 3 year life and is depreciated using the straight-line method of depreciation with no salvage value.

            Furniture                        $ 5,695
            Less: accumulated depreciation      (949)

            Total Property and Equipment     $ 4,746

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997

NOTE 6 - INVESTMENTS IN SECURITIES HELD TO MATURITY

     In 1995, the Company bought 250,000 shares of Heritage National Corporation at $0.10 a share. The common stock from Carrara of California, Inc., Clearwater Mining, Inc. and Superior Mining Corporation was purchased for cash and is classified held to maturity,
                                     Number of      Market Price     Balance
                                       Shares         At Year End   At Year End

Carrara of California, Inc.          325,000          $.01       $    370
Clear Water Mining, Inc.             600,000           .01          6,000
Superior Mining Corporation          100,000           .01          1,000
Heritage National Corporation        250,000           .10         25,000

              Total                                                32,370

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     In October 1997, the Company entered into a management contract with Escondido Capital. The Company pays $15,000 a month for rent and wages.

NOTE 8 - NOTES PAYABLE

     In December 1997, the Company had notes payable totaling $43,910. No interest is stated and funds are due on demand.

NOTE 9 - INCOME TAXES

     Income  taxes  payable at  December  31,  1997  consist  of the  following:
     December 31,
                                 1997
Taxes currently payable
Federal                         41,002
State                             --
                                41,002
Less prepayment                   --

Total taxes currently payable   41,002

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997

NOTE 9 - INCOME TAXES (Continued)

     For the year ended December 31, 1997, the provision for federal and state income taxes consisted of the following 1997
Federal                             41,002
State                                    -

Total                               41,002

     A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:
                                                              1997
Income taxes computed at the federal
statutory rate                                                46,702

Loss carryforwards for which
benefit was received                                          (5,700)

Income Tax Expense                                            41,002

                                  JONES, JENSEN
                                 & COMPANY, LLC

June 16, 1998

To the Board of Directors
RB Capital & Equities, Inc.
San Diego, California



     We have audited the balance sheet of RB Capital & Equities, Inc. for the year ended December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year then ended, and have issued our report dated June 16, 1998. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Generally Accepted Auditing Standards

     As stated in our engagement letter dated March 6, 1998, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance about whether the financial statements are free of material misstatement. Because of the concept of reasonable assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud and defalcations, may exist and not be detected by us.

     As part of our audit, we considered the internal control structure of RB Capital & Equities, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure.

Significant Accounting Policies

     Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. No new accounting policies were adopted and the application of existing policies was not changed during the year ending December 31, 1997. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Significant Audit Adjustments

     For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. We recorded audit adjustments that in our judgment, either individually or in the aggregate, have a significant effect on the Company's financial reporting process. These adjustments have been in agreement with the Company and have been incorporated into the financial statements.

Disagreements with Management

There were no disagreements on proposed adjustments made to financial statements.

Difficulties Encountered in Performing the Audit

     We encountered no significant difficulties in dealing with the management in performing our audit.

     This information is intended solely for the use of the audit committee, board of directors, and management of RB Capital & Equities, Inc. and should not be used for any other purpose.

Very truly yours,

Jones, Jensen & Company

                          RB CAPITAL & EQUITIES, INC.

                              FINANCIAL STATEMENTS

                               December 31, 1998

                                  JONES, JENSEN
                                 & COMPANY, LLC



To the Board of Directors
RB Capital & Equities, Inc.
San Diego, California

INDEPENDENT AUDITORS' REPORT


     We have audited the accompanying balance sheet of RB Capital & Equities, Inc., as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RB Capital & Equities, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

Jones, Jensen & Company
Salt Lake City, Utah
March 31, 1999

CONTENTS


Independent Auditors' Report
Balance Sheet ...........
Statements of Operations ......
Statements of Stockholders' Equity
Statements of Cash Flows ..............
Notes to the Financial Statements

                           R8 CAPITAL & EQUITIES, INC.
                                  Balance Sheet

                                                     ASSETS

                                                         December 31,
                                                              1998

CURRENT ASSETS

   Cash                                                 $      191
   Accounts receivable, net (Note 2)                        11,500
   Marketable securities (Note 3)                           666,32
     Total Current Assets                                  667,923
PROPERTY AND EQUIPMENT- NET (Note 5)                         3,112

OTHER ASSETS

  Accounts receivable, net (Note 2)                        109,228
  Investments in securities hold to maturity (Note 6)       282.37
     Total Other Assets                                    391,598

     TOTAL ASSETS                                       $1,062,633

The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                            Balance Sheet (Continued)

                              LIABILITIES AND STOCKHOLDERS'EQUITY

                                                             December 31,
                                                                  1998
CURRENT LIABILITIES

   Accounts payable                                        $     5,775
   Unearned revenue                                             77,156
   Note payable (Note 8)                                         3,680
   Taxes payable (Note 9)                                        6,250
     Total Liabilities                                          92,861
COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS'EQUITY (Note 4)
   Common stock: $0.001 par value, authorized 50,000,000
   shares; 1,211,068 shares issued and outstanding               1,211
   Stork subscription receivable                               (62,500)
   Additional paid-in capital                                1,018,099
   Retained earnings                                            12,962
     Total Stockholders' Equity                                969,772
     TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY               1,062,633

The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                            Statements of Operations

                                                    For the
                                                 Years Ended
                                             1998           1997

REVENUES

   Operating revenue                         917,307     209,316

     Total Revenues                          917,307     209,316

OPERATING COSTS

 Cost of securities sold                     394,233      44,627
 Amortization and depreciation                 1,657       5,949
 General and administrative                  305,405     144,644

     Total Operating Costs                   701,295     195,220

INCOME FROM OPERATIONS                       216,012      14,096

OTHER INCOME (EXPENSE)

   (Loss) gain on valuation of marketable   (300,006)    205,383
   securities to market                        1,765       4,064
    Interest and other income                (31,827)    (49,272)
   Bad debt expense                             --          --

     Total Other Income (Expense)           (333,068)    160,175

INCOME (LOSS) BEFORE TAXES                  (117,056)    174,271

INCOME TAX (EXPENSE) BENEFIT                  34,752     (41,002)

NET INCOME (LOSS)                            (82,304)    133,269

BASIC EARNINGS (LOSS) PER SHARE               (0.11)       0.27

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                           703,730     499,013



The accompanying notes are an integral part of these financial statements.

                                                RB CAPITAL & EQUITIES, INC.
                                            Statements of Stockholders' Equity

                                      Common Stock               Paid in
                                   Shares        Amount           Capital
Balance, December 31, 1996          386,200    $ 386
March 18,1997 common stock
issued at $2.70 per sham
for services                      20,000         20
Match 18, 1997 common stock
issued at $2.70 per share for
securities                        11,572         11
March 18, 1997 common stock
issued at $1.40 per share for
securities                        28,013         28
June 25,1997 common stock
issued at $0.35 per share for
furniture                         15,808         16
June 25, 1997 common stock
issued at $0-70 per share for
securities                        68,750         67
June 25, 1997 common stock
issued at $0.33 per share for
cash                              15,000         15
October 17. 1997 common stock
issued at $0.50 per share for
services                          15,000
December 22, 1997 common
stock issued at $0.62 per
share for securities             221,500        222
Net income for the year ended
December 31, 1997                   --

Balance, December 31, 1997      779,843 S     780 S

                                Additional
                                Paid In          Subscription      Retained
                                Capital           Receivable        Earnings

Balance, December 31, 1996        $   307,962 $                 $   (38,003)
March 18,1997 common stock
issued at $2.70 per sham
for services                      53,800
Match 18, 1997 common stock
issued at $2.70 per share for
securities                        31,269
March 18, 1997 common stock
issued at $1.40 per share for
securities                        39,440
June 25,1997 common stock
issued at $0.35 per share for
furniture                          5,537
June 25, 1997 common stock
issued at $0-70 per share for
securities                        46,832
June 25, 1997 common stock
issued at $0.33 per share for
cash                               4,850
October 17. 1997 common stock
issued at $0.50 per share for
services                             15            7,350
December 22, 1997 common
stock issued at $0.62 per
share for securities             137,616
Net income for the year ended
December 31, 1997                                               132,269

Balance, December 31, 1997      634,656        $             $   95,266


The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                 Statements of Stockholders' Equity (Continued)

                                           Common Stock
                                    Shares             Amount

 Balance, December 31, 1997          779.843       $     780
June 17,1998, common stock
issued for securities valued at
S6.68 per share                                         4,400
June 17, 1998, common stock
issued for securities valued at
$2.70 per share                         20,000             20
June 17,1998, common stock
issued for securities valued at
$0.25 per share                         5,000               5
June 17,1998, common stock
issued for note payable
valued at $1.00 per share               10,160             11
June 17, 1998, common stock
issued for securities valued at
$1.00 per share                         45,000             46
June 30. 1998, common stock
issued for services (officers)
valued at $1.00 per share              100,000            100
November 4,1998, common stock
issued at $0.50 for Subscription
receivable                             125,000            125
December 31, 1998. common
stock issued for note payable
at $1,00 per share                      6,250               6
December 31, 1998, common
stock issued for management
fees valued at $1 .00 per sham          20,253             20
December 31, 1998, common
stock issued for note payable
at $1.00 per share                      20,162             20
December 31, 1998, common
stock issued for securities
valued at $0.62 per share               75,000             75
Contributed capital
Not loss for the year ended
December 31, 1998

Balance, December 31, 1998            1,211,068    $     1,211

                                    Additional
                                    Paid In       Subsciption    Retained
                                    Capital         Receivable   Earnings


 Balance, December 31, 1997          634,656 $       --     $    95,266
June 17,1998, common stock
issued for securities valued at
S6.68 per share                       14,105          --
June 17, 1998, common stock
issued for securities valued at
$2.70 per share                        53,980                     --
June 17,1998, common stock
issued for securities valued at
$0.25 per share                         1,245
   June 17,1998, common stock
issued for note payable
valued at $1.00 per share             10,150
June 17, 1998, common stock
issued for securities valued at
$1.00 per share                         44,955
June 30. 1998, common stock
issued for services (officers)
valued at $1.00 per share               99,900
November 4,1998, common stock
issued at $0.50 for Subscription
receivable                              62,375      (62,500)
December 31, 1998. common
stock issued for note payable
at $1,00 per share                      6,044
December 31, 1998, common
stock issued for management
fees valued at $1 .00 per sham          20,233
December 31, 1998, common
stock issued for note payable
at $1.00 per share                      20,142
December 31, 1998, common
stock issued for securities
valued at $0.62 per share               46,175
Contributed capital                     4,139

Not loss for the year ended
December 31, 1998                                               (82,304)

Balance, December 31, 1998         $ 1,018,099    (62,500)      $12,962


     The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                            Statements of Cash Flows

                                                                   For the
                                                                Years Ended
                                                               December 31,
                                                           1998            1997
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Income (loss) from operations                        $ (82,304)     $133,269
   Adjustments to reconcile net (income to net cash
   used by operating activities:
     Common stock issued for services                      120,253       61,185
     Bad debt expense                                       31,827       49,272
     Amortization and depreciation expense                   1,656        5,949
   Changes in operating assets and liabilities:
     Increase (decrease) in accounts payable                (2,932)       5,845
     Increase (decrease) in accounts payable (related)     (28,500)      28,500
     Increase in unearned revenue                              920       76,238
     (Increase) decrease in accounts receivable             64,332     (243,280)
     (increase) decrease in interest receivable              4,065       (4,065)
     (Increase) in marketable securities                    (9,763)    (161,419)
     Increase (decrease) in taxes payable                  (34,752)      41,002
     (Decrease) in notes payable                           (20,130)
       Net Cash (Used) by Operating Activities              44,5Z2       (7,504)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of fixed assets                                    (23)
   Purchase of marketable securities                       (48,880)
       Net Cash (Used) by Investing Activities             (46,903)     (16,870)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Common stock issued for cash                              4,865
   Proceeds from note payable                                             23,910
       Net Cash Provided by Financing Activities                          28,775
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (4,331)       4,401
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               4,522         121

CASH AND CASH EQUIVALENTS AT END OF YEAR                       191        4,522

Cash Paid For:

   Interest                                              $    --      $    --
   Income taxes                                          $    --      $

Non-Cash Financing Activities:

   Common stock issued for securities                   $  201,120    $

   The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

NOTE I - ORGANIZATION AND DESCRIPTION OF BUSINESS

     On July 2, 1990, the Company was incorporated under the laws of Nevada as Combined Communications Corporation to engage in any lawful activity as shall be appropriate under laws of the State of Nevada.

     On  October  17,   1997,   the  Company  met  to  amend  the   Articles  of
     Incorporation. The name of the Company was changed to RB Capital & Equities, Inc.

     The Company has authorized 50,000,000 shares of $0.001 par value common stock. The Company has elected a calendar year end.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting, The Company has elected a December 31, year end.

              b. Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents..

              c. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d. Income taxes

     The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases and the reported amounts of assets and liabilities in the accompanying consolidated balance sheets. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

     Investment and research and development tax credits will be accounted for as a reduction of income tax expense when they are realized.

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             e. Accounts Receivable

     The Company has entered into various contracts, by which the Company provides financial services.

Accounts receivable            $ 170,000
Less, allowance for bad debt     (49,272)
Less.- current portion          (11-500)
Long-Term Portion                109,228

             f. Deferred Income

     The Company has various consulting contracts outstanding in which the Company performs a set of various financial services. The Company will recognize revenues when services on each contract have been completed. As of December 31, 1998, the Company had approximately $152,000 in contract receivables. At December 31, 1998. approximately $105,000, or 70%, of the net contracts have been completed and recognized as revenue. The remaining 30% are recognized as unearned revenue and will be recognized as revenue when services have been completed.

             g. Investments in Securities

     Marketable securities at December 31, 1998 are classified and disclosed as trading securities under the requirements of SFAS No. 115. Under such statement, the Company's securities are required to be reflected at fair market value.

             h. Basic Earnings (Loss) Per Common Share

     Basic earnings (lose) per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

 NOTE 3 - MARKETABLE SECURITIES

     At December 31, 1996, the Company held trading securities of the following companies,

                                 Number of   Market Price  Balance
                                   Shares    At Year End   At Year End

Beach Drew, Inc.                 625,000      $  .028 $    17,500
Peacock Financial Corporation     200,000       0.06       12,500
Fortune Oil & Gas, Inc.            33,000       0.26        8,840
Health Care Resources              35,950       0.62       22,289
Golden Panther Resources, Ltd.    150,000       0.95       14,250
Mezzanine Capital                 107,000       1.25      134,820
Golden Age Homes, Inc.            611,270       0.51      311,748
Greenland Corporation               4.113       0.12         494
Little Mark Corporation           510,833       0.12       72,219
Total Entertainment, Inc.          92,500       0.50       46,250
Spa International, Inc.           245,165       0.06       15,322
        Total                                            $656,232

NOTE 4 - COMMON STOCK

     During the month of March, a total of 59,585 shares were issued at an average price of $2.10 a share. In the month of June, a total of 97,558 shares were issued at an average price of $0.59 a share. In October, 15,000 shares were also issued at $0.50 a share. At the end of October, the Company proposed a 10-to-1 reverse split of the Company's common stock. In December, 221,500 shares were issued at $0.62 a share. Stock issuance prices are based on determined value of proceeds received for stock issuance.

NOTE 5 - PROPERTY AND EQUIPMENT

     The Company issued 15,808 shares of common stock at $0.35 cents a share, equaling $5,718. The furniture has a 3 year life and is depreciated using the straight-line method of depreciation with no salvage value.

Furniture                        $ 5,718
Less: accumulated depreciation    (2,606)

Total Property and Equipment     $ 3,112

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

NOTE 6 - INVESTMENTS IN SECURITIES AVAILABLE FOR SALE

     In 1995, the Company bought 250,000 shares of Heritage National Corporation at $0. 10 a share. The common stock from Carrara of California, Inc., Clearwater Mining, Inc, and Superior Mining Corporation was purchased for cash and is classified available for sale. In June of 1998, 50,000 shares of preferred stock was issued at $&00 a share

                                Number of     Market Price   Balance
                                 Shares      At end of year   At Year End

Carrara of California, Inc.     325,000 $      .01       $       370
Clear Water Mining, Inc.         600,000       .01             6,000
Superior Mining Corporation      100,000       .01             1,000
Heritage National Corporation    250.000       .10            25,000
American Health Systems, Inc.     50,000      5.00           250,000

Total                                                       $282,370

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     In October 1997, the Company entered into a management contract with Escondido Capital (a related party). The Company pays $15,000 a month for rent and wages.

NOTE 8 - NOTES PAYABLE

     In December 1998, the Company had notes payable totaling $3,680. No interest is stated and funds are due on demand,
NOTE 9 -     INCOME TAXES
             Income taxes payable at December 31, 1998 consist of the following
                                                       December 31.
                                                     1998        1997
              Taxes currently payable (benefit)
               Federal                            $   5,248    $  34, 432
               State                                  1,002        6,570
                                                      6,250       41,002

             Less prepayment                             --       --

Total taxes currently payable                            6,250   41,002

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1998

NOTE 9 - INCOME TAXES (Continued)

     For the year ended December 31, 1998, the provision for federal and state income taxes consisted of the following
              1998         1997

Federal       (28,902)    34,432
State          (5,850)     6,570

      Total   (34,752)    41,002

     A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:
                                         1998                  1997

Income taxes computed at the federal
statutory rate                         $                   $ 46,702
Loss carryforwards for which benefit
 was received                             (34,75)             (5,700)

Income Tax Expense (Benefit)           $  (34,752)          $ 41,002

NOTE10-SUBSEQUENT EVENTS

     In March 1999, Healthcare Resources Management, Inc. ratified a plan of reorganization, whereby Healthcare Resources Management, Inc. will acquire 100% of the common stock of RB Capital & Equities, Inc. for 3,633,183 shares of the post-split common stock of Healthcare Resources Management, Inc.

                          AMERICAN HEALTH SYSTEMS, INC.
                                AND SUBSIDIARIES
                        Consolidated Financial Statements
                                       and
                          Independent Auditor's Report
                          Year Ended December 31, 1998

AMERICAN HEALTH SYSTEMS, INC. AND SUBSEDURIES

Table of Contents


 Independent Auditor's Report
Audited Financial Statements:

Consolidated Balance Sheet

Consolidated Statement of Operations

Consolidated Statement of Changes in Stockholders' Equity

Consolidated Statement of Cash Flows

 Notes to Consolidated Financial Statements

Boros & Frrnington

                          CERTIFIED PUBLIC ACCOUNTANTS
                           A Professional Corporation

11770 Bernardo Plaza Court, Suite 2 10
    San Diego, CA 92128-2424
(619) 487-8518 Fax (619) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Health Systems, Inc. and Subsidiaries

     We have audited the consolidated balance sheet of American Health Systems, Inc. and Subsidiaries as of December 31, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Health Systems, Inc. and Subsidiaries at December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has suffered significant losses and has undertaken a reorganization plan that involves a change in management, the disposition of substantially all Company assets, and a change in business direction that is subject to regulatory approval. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Boros & Farrington PC
San Diego, California
July 15, 1999

                 AMERICAN HEALTH SYSTEMS, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheet
                                December 31, 1998

     ASSETS

Current assets
    Cash                                                             $     7,259
    Prepaid expenses and other                                            24,062
    Assets held for sale                                               2,280,629
       Total current assets                                            2,311,945
Property, net                                                          2,862,814
Loan fees, net                                                            76,441
                                                                     $ 5,251,200
     LIABILITIES AND STOCKHOLDERS'EQUITY

Current liabilities
    Accounts payable and accrued liabilities                         $    33,143
    Notes payable on assets held for sale                              1,854,851
       Total current liabilities                                       1,887,994
Long-term debt                                                         2,320,000
Security deposits                                                         53,319
       Total liabilities                                               4,261,313
Commitments and contingencies (note 7)
Stockholders' equity
    Preferred stock, $.Ol par value: 25,000,000 shares authorized;
      290,000 shares issued and outstanding                                2,900
    Common stock, $.001 par value: 100,000,000 shares authorized;
      6,745,661 shares issued and outstanding                              6,746
    Additional paid-in capital                                         3,553,278
    Accumulated deficit after December 31, 1997                      (2,573,037)
       Total stockholders' equity                                        982,887
                                                                     $ 5,251,200
                 See notes to consolidated financial statements

                 AMERICAN HEALTH SYSTEMS, INC. AND SUBSIDIARIES
                      Consolidated Statement of Operations
                          Year Ended December 31, 1998
Revenues
    Rental income                                                    $   771,593
    Service income                                                       666,731
    Other                                                                 21.489
                                                                       1,459,813
Costs and expenses
    Cost of rental income                                                432,626
    Cost of service income                                               676,888
    Selling, general, and administrative                                 521,532
    Interest, net                                                        533,516
    Loss from investments                                                193,990
    Loss on disposal of assets held for sale                             114,755
    Special charges
        Loss on disposal of subsidiary                                   487,672
        Write-down of assets held for sale to net realizable value     1,071,871
                                                                         4032.85
Net loss                                                            $(2,573,037)
Net loss per common share - basic and diluted                       $     (0.45)
Weight average number of common shares outstanding                     5,766,576
     See notes to consolidated financial statements

                 AMERICAN HEALTH SYSTEMS, INC. AND SUBSUDIARIES
            Consolidated Statement of Changes in Stockholders' Equity
                          Year Ended December 31, 1998


                                    Common        Preferred
                                    Shares          Stock


Balance, January 1, 1998     4,648,175   $     2,900


Issued for cash ........       360,000          --
Issued for services ....     1,201,563         1,202
Issued for securities ..        90,000            90
Collection of note .....          --            --

Issued for minority
  interest in Miramar ..       395,923           396

Issued for goods .......        50,000            50
Stock issuance and
   promotion costs .....          --            --
Net loss ...............    (2,573,037


Balance, December 31,
                    1998   $ 6,745,661   $     2,900

                                            Additional
                               Common         Paid-In       Accumulated
                                Stock        Capital           Deficit

Balance, January 1, 1998   $     4,648    $ 2,425,458    $      --


Issued for cash ........           360        322,140           --
Issued for services ....         1,202        453,973            -
Issued for securities ..           90         89,910           --
Collection of note .....          --             --           -

Issued for minority
  interest in Miramar ..           369        320,225          -

Issued for goods .......            50        49,950            -
Stock issuance and
   promotion costs .....      (108,378)      (108,378)         -
Net loss ...............                                      (2,573,037)


Balance, December 31,
                    1998   $     6,746    $ 3,553,278       $(2,573,037)

                                Stock
                                Subscription
                                Recievable              Total

Balance, January 1, 1998   $   (65,250)                 2,367,756

Issued for cash ........          -                     322,500
Issued for services               -                     455,175
Issued for securities ..          -                     90,000
Collection of note .....        65,250                  65,250

Issued for minority
Interest in Miramar

Issued for gooda                  -                     50,000

Stock issuance and
Promotion costs                   -                     (108,378))

Net loss ...............             -                  (2,573,037)


Balance, December 31,
                    1998   $      --                   $   989,887


See notes to consolidated financial statements.

                 AMERICAN HEALTH SYSTEMS, INC. AND SUBSEDIARIES
                      Consolidated Statement of Cash Flows
                          Year Ended December 31, 1998

Cash flows from operating activities
    Net loss ....................................................   $(2,573,037)
    Adjustments to reconcile net loss to net
    cash from operating activities
       Depreciation .............................................       324,836
       Amortization of loan fees ................................        30,346
       Stock issued for services ................................       455,175
       Write-down of assets held for sale to net realizable value     1,071,871
       Loss from investments ....................................       193,990
       Loss on disposal of assets held for sale .................       114,755
       Loss on disposal of subsidiary ...........................       487,672
       Changes in operating assets and liabilities
           Accounts receivable ..................................        14,396
           Prepaid expenses and other ...........................       (22,076)
           Accounts payable and accrued liabilities .............       (82,360)
           Security deposits ....................................        11,859
              Net cash from operating activities ................        27,427
Cash flows from investing activities
    Cash balances from subsidiary sold ..........................        (4,841)
    Proceeds from disposal of assets held for sale ..............       560,922
    Capital expenditures ........................................      (691,728)
              Net cash from investing activities ................      (135,647)
Cash flows from financing activities
    Sale of common stock ........................................       322,500
    Collection of subscription receivable .......................        65,250
    Stock issuance and promotion costs ..........................      (108,378)
    Net borrowings under short-term debt ........................       (97,255)
    Issuance of long-term debt ..................................     3,113,748
    Repayment of long-term debt .................................   (3,182, I07)
              Net cash from financing activities ................       113,758
Net increase in cash ............................................         5,538
Cash, beginning of year .........................................         1,721
Cash, end of year ...............................................   $     7,259
Supplemental disclosure of cash flow information:
    Interest paid ...............................................   $   533,516
    Taxes paid$ 2,400

                 See notes to consolidated financial statements.

                 AMERICAN HEALTH SYSTEMS, INC. AND SUBSIDIARIES

                      Notes to Consolidated Financial Statements

THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. The Company was incorporated in Wyoming on October 22, 1984 and until September 1992 was named Plumbing Assoc., Inc. During 1992, the Company was merged with a newly formed Nevada corporation named A.R.S. International, Inc. in order to change the Company name and have the surviving Company be domiciled in Nevada. On August 1, 1994, the Company name was changed to IncreMental Data, Inc. On September 9, 1997, the Company changed its name to Golden Age Homes, Inc. On October 5, 1998, the Company changed its name to American Health Systems, Inc.

Principles of Consolidation. The consolidated financial statements include the accounts of American Health Systems, Inc. and its wholly owned subsidiaries GAM Properties, Inc. ("GAM"), Golden Age Homes Development Corp., and Miramar Road Associates, LLC ("Miramar'). The Company owns a 99% interest in Miramar, which is scheduled to dissolve September 1, 2027. All significant intercompany transactions have been eliminated.

Going Concern Considerations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered significant losses and has undertaken a reorganization plan that involves a change in management, the disposition of substantially all Company assets, and a change in business direction that is subject to regulatory approval (see note 2). These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result -from the outcome of this uncertainty.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Base rental income is recognized on a straight-line basis over the life of the related leases. Rental income also includes reimbursement of common area maintenance and other operating expenses. Tenant reimbursements are recognized when earned.

Leasing Costs. Costs incurred in obtaining tenant leases are expensed as incurred.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Income  Taxes.  Income  taxes are based on pretax  financial  accounting  income
(loss). Deferred tax liabilities and assets are principally recognized for the expected future tax consequences of temporary differences between the financial statements and tax bases of assets and liabilities at the applicable enacted rates.

Common Stock Issuance and Promotion Costs. Common stock issuance and promotion costs including

                 AMERICAN HEALTH SYSTEMS, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

distribution fees, due diligence fees, wholesaling costs, marketing costs, legal and accounting fees, and printing are capitalized before sale of the related stock and then charged against gross proceeds when the stock is sold.

Property. Property is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on a straight-line basis over estimated useful lives ranging from 27.5 years for commercial rental properties, 5 years for tenant improvements, and 5-7 years for furniture and equipment. Allowance for Possible Losses. Management reviews the net realizable value of the Company's real estate assets periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Company's investments is evaluated on an individual investment basis, and to the extent management's estimate of the net realizable value of each investment is less than its carrying value, a provision for possible losses is established.

Assets Held for Sale Assets held for sale or trade are presented at the estimated realizable value net of costs to sell.

Loan Fees. Loan fees are recorded at cost and amortized over the term of the loans.

Concentration of Credit Risk The Company maintains cash with various financial institutions. Management performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments. The carrying values reflected in the balance sheet at December 31, 1998 reasonably approximate the fair values for cash, accounts payable, and credit obligations. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

Net Loss Per Common Share- Net loss per common share is based on the weighted average number of common shares outstanding during the year.

2. SPECIAL CHARGES

Restructuring of Operations. In September 1998, the Company's stockholders approved an acquisition agreement and plan of reorganization. The reorganization plan provided for a change in management and business direction through the disposal of the Company's existing elder care operations and commercial real estate and the acquisition of a California health maintenance organization, an insurance company, and other healthcare related operations. To facilitate the reorganization, the Company changed its name to American Health Systems, Inc., increased the authorized number of common shares to 100,000,000, and designated 1,05 0,000 shares of class B preferred stock.

Planned Acquisition and Subsequent Rescission of Greater Pacific HMO, Inc. In December 1998, the board of directors approved the acquisition of a 95% interest in the common stock of Greater Pacific HMO, Inc. for 1,000,000 shares of the Company's class B preferred stock and 1,000,000 shares of

                 AMERICAN HEALTH SYSTEMS, INC. AND SUBIDIARIES

                   Notes to Consolidated Financial Statements

common stock. In addition, the board approved the issuance of 1,500,000 shares of common stock to Mr. James Graf for the delivery of lives to the HMO based on 1,500 shares per life. And the Company issued 125,000 shares of its common stock and 50,000 shares of its class B preferred stock to R.B. Capital & Equities, Inc. as an investment banking fee in connection with the above transactions. These transactions were contingent upon obtaining the necessary regulatory approval for acquisition of the HMO. Because such approval has not been obtained, the issuance of the shares has been rescinded in 1999, with retroactive treatment in the accompanying financial statements.

Disposal of GAM and Miramar. In connection with the planned reorganization, management has been actively marketing the assets of GAM, which consist primarily of residential real estate. During 1998, the Company sold several of these properties incurring losses of $114,755. At December 31, 1998, the accompanying financial statements include a provision of $1,071,871 to reduce the assets held for sale to estimated net realizable value. On March 17, 1999, the Company sold all of the outstanding shares of its wholly owned subsidiary GAM and all of its 99% interest in Miramar to R.B. Capital & Equities, Inc. ("RBC&E") for notes totaling $1,400,000 which bear interest at 7% and are payable in annual installments of $100,000 beginning March 17, 2000. The Company then agreed to receive 1,400,000 shares of RBC&E common stock as payment for the notes. These agreements provide that there shall be a re-evaluation on the third anniversary subsequent to the issuance of shares; and in the event said shares are valued at less than $1.00 per share, based on the average bid price per share, RBC&E reserves the right to issue additional shares in order to enhance the value of the agreements to $1,400,000. In March 1999, RBC&E was acquired by Triad Industries, Inc. ("Triad"). Triad then issued 1,120,000 shares of its common stock and 700,000 shares of its convertible preferred stock in payment of these notes.

Disposal of Golden Age Homes, Ina On May 1998, the Company formed as a wholly owned subsidiary a California corporation named Golden Age Homes, Inc. ("GAH"). The Company then transferred its elder care net assets and operations to this corporation. On November 13, 1998, in connection with the reorganization plan, the Company sold all of the outstanding shares of this wholly owned subsidiary to Todd Smith, the Company's former president. The following summarizes the loss on disposal:

Proceeds from sale of subsidiary
  Note receivable-secured .......................   $ 380,000
  Intercompany receivables-unsecured ............     231,583
     Total proceeds .............................     611,583
Less:
  Net assets of subsidiary excluding intercompany
     receivables/payables .......................    (497,660)
  Provision for uncollectible receivables .......    (601,595)
  Net loss ......................................    (487,672)

The note receivable of $380,000 is collateralized by the real estate assets of GAH and the common shares of GAH held by Mr. Smith. However, because GAH is operating at a loss and its real estate assets are encumbered by priority claims, management has provided an allowance to reduce the carrying value of the secured and unsecured receivables to zero.

           AMERICAN HEALTH SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements



PROPERTY

     Land                            $   280,000
     Buildings                         2,618,599
     Tenant improvements                 142,832
     Furniture and equipment               1,507
                                       3,042,938
     Less accumulated depreciation
       and amortization                 (180,124)
                                     $ 2,862,814

NOTES PAYABLE ON ASSETS HELD FOR SALE

                         Maturity        Interest       Monthly        Principal
                         Date              Rate         Payment         Balance

Mortgage note payable   9/2020                 7.732$    2,152   $  274,239
Mortgage note payable   3/2013                 7.012     6,553      707,843
Mortgage note payable   2/2018                 7.462     1,948      238,072
Mortgage note payable   2/2020                 7.250     2,075      269,204
Mortgage note payable   2/2020                10.125     1,060      114,184
Mortgage note payable   5/2001                 8.750       656       89,890
Note payable            11/1998               10.000     1,053      126,419
Note payable            4/1999                 8.000       233       35,000
                                                                 $1,854,851

The above loans are collateralized by assets held for sale, primarily residential real estate. Management intends to repay the loans with proceeds from the sale of these assets. Subsequent to December 31, 1998, the Company refinanced the loan of $126,419 and repaid the loans of $274,239 and $707,843 in connection with the sale of the related assets.

5.       LONG-TERM DEBT
                              Maturity       Interest    Monthly   Principal
                              Date           Rate        Payment   Balance
         First trust deed    2/2000          13.0%      $19,500   $1,800,000
         Second trust deed   10/1999         13.0%        4,117      380,000
         Third trust deed    6/1999          13.0%        1,517      140,000
                                                                  $2,320,OQQ

The above loans are collateralized by commercial real estate. The loan agreements provide for monthly payments of interest with the principal due at the above dates. Management has negotiated with the current lender a short-term extension of these maturity dates and is attempting to obtain longer term financing. Accordingly, the debt has been classified as long-term. Management has discovered a lien of approximately $400,000 on the commercial real estate which relates to the of debt of a stockholder and

                  AMERICAN HEALTH SYSTEMS, INC. AND SUBSIDURIES

                   Notes to Consolidated Financial Statements

former officer of the Company. The Company is contingently liable for this debt.

6.       INCOME TAXES

Income taxes are provided under the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. As of December 31, 1998, the net deferred income tax assets resulting from timing differences and net operating loss carryforward benefits approximate $1 million. Because of the possibility that the deferred tax assets will not be realized, a valuation allowance of $1 million has been used to offset the recognition in the consolidated financial statements. The use of may tax loss carryforward benefits may also be limited as a result of changes in Company ownership.

7.       COMMITMENTS AND CONTINGENCIES

Litigation and Claims. The Company is involved in certain lawsuits and claims arising in the normal course of its business. Although it is not possible to determine the final outcome of these matters, management believes that any liability will not have a material adverse effect on the Company's operations or financial position.

Lien on Office Building. See note 5.

8.       RELATED PARTY TRANSACTIONS

Disposition of Golden Age Homes, Inc See note 2.

Disposition of GAM Properties, Inc See note 2.

Stock Based Compensation. See note 9.

9.       STOCK BASED COMPENSATION

The Company has issued restricted common voting stock in return for services. The Company issued 340,000 shares to compensate directors and officers; 560,000 shares for management fees to R.B. Capital & Equities, Inc.; 276,161 shares for stock promotion and issuance costs; and 25,402 shares for other services.

PREFERRED STOCK

The stock is convertible after December 31, 1999 into common stock using a value of $5.00 per preferred share. The number of common shares received will be computed using 90% of the average bid price prior to conversion for the value of the common shares. The Company has a call provision on the preferred stock after December 31, 1999 at
$5.50 per share.

           AMERICAN HEALTH SYSTEMS, INC. AND SUBSIDARIES

Notes to Consolidated Financial Statements



SUBSEQUENT EVENTS

Disposal of GAM and Miramar. See note2.

Rescission of Common and Preferred Stock Issuance. See note 2.

                             TRIAD INDUSTRIES, INC.

                (Formerly Healthcare Resources Management, Inc.)

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

TABLE OF CONTENTS



 Independent Auditor's Report

Audited Financial Statements:

Balance Sheets

Statements of Operations

Schedules of Administrative Expenses

 Statements of Stockholders' Equity

Statements of Cash Flow

Notes to Financial Statements

                                ARMANDO C. 1BARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          (A Professional Corporation)


                           INDEPENDENT AUDITORS REPORT

To the Board of Directors
Triad Industries, Inc.
(Formerly Healthcare Resources Management, Inc.)
16935 W. Bernardo Drive
San Diego, CA 92126

We have audited the accompanying balance sheet of Triad Industries, Inc., (Formerly Healthcare Resources Management, Inc.) (A Nevada corporation) as of December 31, 1998 and 1997 and the related statement of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, -evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triad Industries, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

ARMANDO C. IBARRA, C.P.A. - APC
December 8, 1999

                      350 E. Street, Chula Vista, CA 91910
                     Tel: (619) 422-1348 Fax: (619) 422-1465

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                                 Balance Sheets
                           December 31, 1998 and 1997

                                                        December      December
                                                        1998            1997
ASSETS



Current Assets
     Cash                                               $   1,187    $     496
     Notes receivable                                      15,006        4,100
     Deferred tax asset                                    11,426       11,730
     Accounts Receivable                                        0        7,369

Total Current Assets                                    $  27,619    $  23,695

TOTAL ASSETS

LIABILITIES & STOCKHOLDERS'EQUITY

Common stock, $ 0.001 par value; 50,000,000 shares $        5,257        9,302
authorized; 5,256,716 and 9,301,877 shares issued and
outstanding in 1998 and 1997 respectively
Additional paid-in capital                                129,429      103,784
Stock subscription receivable                             (20,000)           0
Retained Earnings                                         (87,067)     (88,791)

TOTAL STOCKHOLDERS'EQUITY                                  27,619       23,695

TOTAL LIABILITIES AND
           STOCKHOLDERS'EQUITY                             27,619       23,696

                      See Notes to the Financial Statement

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                                 Balance Sheets
                           December 31, 1998 and 1997

                                                     December     December
                                                        1998       1997
                          ASSETS

Current Assets
     Cash                                               $ 1,187          496
     Notes receivable                                    15,006       4,100
     Deferred tax asset                                  11,426      11,730
     Accounts Receivable                                      0       7,369
Total Current Assets                                    $27,619     $23,695

     TOTAL ASSETS                                       $27,619    $ 23,695

   LIABILITIES & STOCKHOLDERS'EQUITY

Common stock, $ 0.001 par value; 50,000,000 shares      $   5,257   $ 9,302
authorized; 5,256,716 and 9,301,877 shares issued and
outstanding in 1998 and 1997 respectively
Additional paid-in capital                                129,429      103,184
Stock subscription receivable                             (20,000)           0
Retained Earnings                                         (87,067)     (88,791)
TOTAL STOCKHOLDERS' EQUITY                                 27,619       23,695
      TOTAL LIABILITIES AND
                STOCKHOLDERS' EQUITY                    $  27,619       23,695

                      See Notes to the Financial Statement

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                            Statements of Operations
             For the twelve months ended December 31, 1998 and 1997

                                   December 1998      December 1997

REVENUES

   Revenu-es                        $    74,174    $    26,325
Total Revenues                           74,174         26,325
GENERAL & ADMINISTRATIVE EXPENSES        72,146         93,244
Net Income (Loss) Before Taxes            2,028        (66,919)
Income Tax Expense                         (304)        11,730
NET INCOME                          $     1,724    $   (55,189)
BASIC EARNINGS (LOSS) PER SHARE     $      0.00    $     (0.01)
DILUTED EARNINGS (LOSS) PER SHARE   $      0.00    $      0.00
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING            11,9732885      6,365,435

                      See Notes to the Financial Statement

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                Schedules of General and Administrative Expenses
             For the twelve months ended December 31, 1998 and 1997

                                        December 1998   December 1997

General & Administrative expenses
  Accounting                                  $   195   $ 1,075
  Advertising                                      94     4,988
  Answering services                              873     1,044
  Auto Expenses                                     0     6,921
  Bad Debts                                         0     7,953
  Bank charges                                    184       270
  Consulting                                   48,160    22,430
  Contracting Services                              0       576
  Computer Maintenance                              0       431
  Delivery                                         17       212
  Donations                                         0        20
  Dues & Subscriptions                              0        77
  Entertainment & Meals                             0     1,368
  Equipment Rentals                                 0     1,023
  Fees & services                                 747       859
  Insurance - Employees                             0     2,418
  Interest                                          0       289
  Legal services                                  696        95
  Management                                        0     8,997
  Miscellaneous                                   272       679
  Moving                                          100         0
  Office expense                                   35       427
  Office supplies                               1,405     2,861
  Printing and Reproduction                        31       178
  Postage                                         501        95
  Rent                                          4,915    12,700
  Rent Storage Space                                0     1,400
  Repairs & maintenance                            65         0
  Services                                        588         0
  Travel and lodging                           11,566     6,357
  Taxes - Other                                     0       645
  Telephone                                     1,702     4,565
  Utilities                                         0     2,291

    Total General & Administrative expenses   $72,146   $93,244

                      See Notes to the Financial Statement

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                        Statement of Stockholders' Equity
                    From January 1, 1997 to December 31, 1998

             December 31, 1998                   Common       Common
                                                  Shares          Stock

Balance, January 1, 1997                       5,567,377         5,567

  Business Acquisition - October 15, 1997       3,734,500         3,735

  Paid in Capital                               52,039            52,039

Audit adjustment                                (86,637)         (86,637)

  Operating Loss December 31, 1997             (55,189)         (55,189)

  Balance, December 31, 1997                  9,301,877           9,302

  1:9 reverse stock split March 15, 1998      (8,245,461)       (8,245)

Common shares issued March 31, 1998             2,200,300        2,200

Common shares issued July 1, 1998               2,000,000        2,000

  Operating Income December 31, 1998              1,724         1,724

Balance, December 31, 1998                   5,256,716    $    5,257

                                                Additional     Stock
                                                paid In        Subscription
                                                Capital        Receivable


Balance, January 1, 1997                        191,960             0

  Business Acquisition - October 15, 1997       (140,815)           0

  Paid in Capital
Audit adjustment

  Operating Loss December 31, 1997

  Balance, December 31, 1997                   103,184             0

  1:9 reverse stock split March 15, 1998         8,245             0

Common shares issued March 31, 1998

Common shares issued July 1, 1998                 18,000       (20,000)

  Operating Income December 31, 1998

Balance, December 31, 1998                       $  129,429    $  (20,000)

                                                Retained        Total
                                                Earnngs

Balance, January 1, 1997                          53,035        250,562

Business Acquisiotn on October 15, 1997              0          (137,080)

Paid In Capital                                     0           52,039

Audit Adjustment                                 (86,637)       (86,637)

Operating Loss Dewcember 31, 1997                 (55,189)     (55,189)

Balance December 31, 1997                         (88,791)      23,695

1:9 reverse stock splti March 15, 1998               0            0

Common shares issued March 31, 1998                  0           2,200

COmmon shares issued July 1, 1998                   0              0

Operating Income December 31, 1998                  1,724        1,724

Balance December 31, 1998                       $  (87,067)    $ 27,619

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                             Statement of Cash Flows
                           December 31, 1998 and 1997

                                                    December 1998  December 1997
CASH FLOWS FROM OPERATING ACTIVITIES

    Net income                                        $  1,724    $(55,189)
    Increase in deferred tax benefit                         0     (11,730)
    Increase in note receivable                        (10,906)          0
    Decrease in accounts receivable                      7,369           0
    Decrease in deferred tax asset                         304           0
    Nd Cash provided (used) by operating activities     (1,509)    (66,919)
CASH FLOWS FROM MVESTING ACTINITIES
    Net cash used by investing activities                    0           0

CASH FLOWS FROM FINANCING ACTIMIES

   Paid in Capital                                           0      52,039
   Proceeds from the sale of common stock                    0       3,735
   Contributions by investors                            2,200           0
   Net cash provided financing  activities               2,200      55,774
   Net increase (decrease) in cash                         691     (11,145)
   Cash at beginning of year                               496      11,641

   Cash at end of year                                   1,187    $    496

SUPPLEMENTAL DISCLOSURES
Cash paid during year for interest                    $      0    $      0

                      See Notes to the Financial Statement

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                        NOTES TO THE FINANCIAL STATEMENTS
                            DECEMBER 31,1998 AND 1997

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The company was originally incorporated in New York as International Telescript in 1987 and traded under the symbol "TELC". The company ceased trading in 1988. In October 1997, the business base of Interstate Care Systems, a four-year-old Nevada healthcare management corporation, was acquired through a structured acquisition, which was a reverse merger. The principles of Interstate assumed management control of the company, redomiciled in Nevada and changed the name to Healthcare Management Resources, Inc., to better reflect the nature of the business. The company made the required filings and resumed trading on the OTC Bulletin Board as "HRCL".

Issuance of Shares Equivalents:

     Valuation of shares for services is based on the fair market value of services.

Income (Loss) Per Share:

Basic earnings per share amounts are calculated based on the weighted average number of shares outstanding during each period presented

Use of Estimates and Adjustments:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

Income Tax: The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3).

Revenue Recognition

Revenue is derived from consulting in the healthcare industry. Accrual method of accounting is used where as revenues are recognized when earned and expenses are recognized when incurred.

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                        NOTES TO THE FINANCIAL STATEMENTS
                            DECEMBER 31,1998 AND 1997

NOTE 2 - BASIS OF PRESENTATION AND CONSIDERATIONS RELATED TO
               CONTINUED EXISTENCE (going concern)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the twelve months ended December 31, 1998.

The Company's management intends to raise additional operating funds through equity and/or debt offerings.

NOTE 3 - INCOME TAXES

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

At December 31, 1998, the Company has a tax net operating loss carryforward of $64,891 (tax benefits resulting from losses for tax purposes have been recorded). At December 3 1, 1998, the Company has $11,426 of net tax benefit.

NOTE 4 - AUDIT ADJUSTMENTS

Management agreed to adjust intangibles, obsolete equipment, other assets and liabilities with a net charge to retained earnings. Our adjustment was made to correct the 1997 unaudited financial statements. We made our adjustment in accordance with of FASB 16.

NOTE 5 - SUBSEQUENT EVENT

In March 1999, Healthcare Resources Management, Inc., ratified a plan of organization, whereby, Healthcare Resources Management, Inc., will acquire 100% of the common stock of RB Capital & Equities, Inc. and its wholly owned subsidiary (Gam Properties) for 5,068,150 shares of the post-split common stock of Healthcare Resources Management, Inc.

Also, HRM, Inc. will acquire 99% of Miramar Road Associates, LLC for 700,000 shares of preferred stock.

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                        NOTES TO THE FINANCIAL STATEMENTS
                            DECEMBER 31,1998 AND 1997

NOTE6-STOCK
As of January 1, 1997 there were 5,526,377 shares of common stock outstanding. On October 15, 1997 the Company acquired Interstate Care Systems (through a reverse merger) for 3,734,500 shares. As of December 31, 1997 there were 9,301,877 shares of common stock. As of January 1, 1998 there were 9,301,877 shares of common stock outstanding. On March 15, 1998 the Company reversed split the 9,301,877 shares on a one for tern (1:9) leaving 1,056,416 shares outstanding. On March 31, 1998 the Company issued 2,200,300 shares of stock for $2,200 cash. On July 1, 1998 the Company issued 2,000,000 shares for a stock subscription receivable of $20,0000. As of December 31, 1998 there were 5,256,716 shares of common stock outstanding.

                             TRIAD INDUSTRIES, INC.

                (Formerly Healthcare Resources Management, Inc.)

                       CONSOLIDATED FINANCIAL STATEMENTS

                     Year Ended December 31, 1998 and 1999

TABLE OF CONTENTS

Independent Auditor's Report

Audited Financial Statements:

Balance Sheets

Statements of Operations

Schedules of Administrative Expenses

Statements of Stockholders' Equity

Statements of Cash Flow

Notes to Financial Statements

                                ARMANDO C. IBARRA
                           CERTIFIED PUBLIC ACCOUNTAM
                          (A Professional Corporation)



To the Board of Directors
Triad Industries, Inc.
(Formerly Healthcare Resources Management, Inc.)
RB Courtyard, Suite 232
16935 W. Bernardo Drive
San Diego, CA 92126
We have audited the accompanying consolidated balance sheets of Triad Industries, Inc. (Formerly Healthcare Resources Management, Inc.) (collectively. the company) as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes to stockholders' equity and cash flows- for the year then ended. These consolidated financial statements are the responsibility of the company's management- Out responsibility is to express an opinion on these consolidated statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fkirly, in all material respects, the financial position of the company as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

ARMANDO C. IBARRA, C.P.A. - APC

March 22, 2000

                       350 E Street, Chula V61a, CA 91910
                    Tel: (619) 422-1348 Fax: (619) 422-1465

                (Formerly Healthcare Resources Managemgent, Inc.)
                           Consolidated Balance Sheets
                         As of December 31,1999 and 1999

ASSETS

                                                    1999            1998

Current assets
  Cash                                          $    43,236          1,187
  Amounts receivable                                463,941         15,006
  Marketable securities                             454,792              0
  Impound account                                     4,062              0
  Assets held for sale                            1,345,350              0
  Deferred tax benefit                              193,400         11,426
  Total current assets                            2,504,671         27,619

Net Property and Equipment                        3,420,612              0
Investments
  Investment in securities available for sale       425,000              0
  Total investments                                 425,000              0
Other Assets
  Gift Certificates                                   6,000              0
  Organization expense                               25,000              0
  Loan foes                                         143,779              0
  Accumulated amortization                          (96,929)             0
  Total other assets                                 77,850              0

            TOTAL ASSETS                        $ 6,428,133    $    27,619

See Notes to Consolidated Financial Statements

                             TRIAD INDUSTREES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                           Consolidated Balance Sheets
                        As of December 31, 1999 and 1998

LIABILITIES AND STOCKHOLDERS' EQUITY

                                               1999              1998
Current liabilities
  Accounts payable                        $    19,933    $         0
  Loans payable                                93,862              0
  Deferred revenue                             77,158              0
  Greentree Lease                               1,655              0
  Taxes payable                                16,853              0
  Line of credit                               25,000              0
  Security deposits                            39,965              0
  Notes payable on assets held for sale       918,966              0
  Trust deeds and mortgages                 2,782,500              0
  Total current liabilities                 3,975,792              0
  TOTAL LIABILITIFS                       $ 3,975,792    $         0

Stockbolders' equity
    Preferred stock (S1.00 par value,
10.000,000 shares                             950,000              0
     authorized 950,000
shares issued and outstanding.)

Common stock (SO.001 par value,
50,000,000 shares                               6,404          5,257
  authorized 6,403,4 18 and
5,256,716 shares i3sucd
  and outstanding for 1999 and
 1998, respectively)
Stock subscription receivable                 (62,500)       (20,000)
Paid in capital                             2,275,241        129,429
Retained earnings                            (616,804)       (97,067)
  Total Stockholders' equity                2,452,341         27,619

TOTAL LUBTLITIES & STOCKHOLDERS' EQUITV   $ 6,428,133    $    27,619

                 See Notes to Consolidated Financial Statements

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources, Management, Inc.)
                      Consolidated Statements of Operations
              For the twelve months ended December 31,1999 and 1998

                                            1999            1998
REVENUES
  Consulting                            $   434,723         74,174
  Rental income                             495,456
  Sale of securities                                       177.952
  Sale of assets - net                     (206,715)
  Fee income                                  1,210
  Interest Income                             1,169
Total revenues                              903,795         74,174
OPERATING COSTS
  Cost of securities sold                   113,911

Total operating costs                      113,8t 1              0
         Operating income                   799,994         74,174
ADMINISTRATIVE EXPENSES                   1,299,996         72,146
Loss before other income & (expenses)      (510,012)         2,029

OTHER INCOME & (EXPENSES)

Other Expenses                                 (149)
Other Income                                 27,806
Interest Expense                           (378,036)
Mortgage Refinancing                        441,000
Unrecognized loss on securities            (303,746)

Total Other income & expenses              (213,125)             0
NET INCOME (LOSS) BEFORE TAXES             (723,137)         2,029

PROVISION FOR INCOME TAXES (BENEM          (193,400)          (304)

NET INCOME (LOSS)                       $  (529,737)   $     1,724

BASIC EARNINGS (LOSS) PER SHARE         $     (0.12)   $      0.00

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                 4,649,949      3,729,424

DELUTED EARNINGS (LOSS) PER SHARE       $     (0.09)   $      0.00

WEIGHTED AVERAGE OF DILUTED
COMMON SHARES OUTSTANDING                 5,969,223              0






See notes to Consolidated Financial Statements

                             TRIAD INDUSTREES, INC.
                 (Formerly Healthcare Resource Management, Inc.)
                Consolidated Schedules of Administrative Expenses
             For the twelve months ended December 31, 1999 and 1998

ADMINISRATIVE EXPENSES                           1999                    1998

  Accounting                                    $14,346                     $195
  Advertising                                       284                      94
  Answering services                                  0                      873
  Auto expenses                                   4,033                       0
  Bad Debt                                        5,637                       0
  Bank charges                                      902                      194
  Commissions                                    74,956                       0
  Compensation expense                           29,376                       0
  Consulting fees                               179,886                   48,160
  Delivery                                            0                      17
  Depreciation & Amortization                   207,845                       0
  Discount on Trust Deed                        104,634                       0
  Dues & subscriptions                            1,760                       0
  Elevator                                          900                       0
  Employee bonus                                  1,000                       0
  Entertainment                                     134                       0
  Equipment rental                                6,937                       0
  Fees & services                                     0                      747
  Filing fees                                    10,595                       0
  Freight                                         2,669                       0
  General Insurance                              18,626                       0
  Homeowners fees                                   600                       0
  Janitorial                                      4,354                       0
  Landscaping                                     1.043                       0
  Lease commissions                               8,250                       0
  Legal fees                                     14,960                      696
  Management fees                               103,086                       0
  Membership fees                                    60                       0
  Miscellaneous                                   1,255                      272
  Moving expenses                                     0                      100

                 See Notes to Consolidated Financial Statements

                             TRIAD INDUSTIRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                Consolidated Schedules of Administrative Expenses
             For the twelve months ended December 31, 1999 and 1998

(CONT -)
                                               1999                         1998
  Office expenses                                15,654                       35
  Office supplies                                     0                    1,405
  On line services                                2,250                        0
  Outside services                               56,498                        0
  Postage and delivery                            1,214                      501
  Printing                                          408                       31
  Professional fees                              56,441                        0
  Rent                                           27,855                    4,915
  Repairs & maintenance                          20,884                       65
  Services                                            0                      589
  Salaries                                      158,285                        0
  Stock transfer fees                            12,869                        0
  Supplies                                        6,977                        0
  Federal taxes                                     793                        0
  Payroll taxes                                   1,733                        0
  Property taxes                                 26,474                        0
  Other taxes                                     3,968                        0
  Telephone                                       8,913                    1,702
  Tenant repairs                                  6,799                        0
  Title fees                                      2,443                        0
  Trash                                           3,961                        0
  Travel and lodging                             17,426                   11,566
  Utilities                                      52,609                        0
  Warehouse expense                               4,615                        0
  Water                                          12,690                        0
  Wire fees (brokerage)                             220                        0
Total Administrative expenses           $     1,299,996                 $ 72,146



                 See Notes to Consolidated Financial Statements

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Consolidated Statement of Stockholders' Equity
                 For the years ending December 31, 1999 and 1998

                                           Preferred       Preferred
                                             Shares          Stock
                                                             Amount
 Balance, January 1, 1998                       --     $      --


 1:9 reverse stock split March 15,1998          --           --


Common shares issued March 31, 1998             --            --


Common Shares issued July 31, 1999              --            --


Operating Income December 31.1999               --            --


Balance, December 31, 1998                      0             0

March 14, 1999
1:10 reverse stock split                        --            --

Much 15, 1999 - Purchase of
Gam & RB Capital & Equities                     --            --


March 15, 1999 - Purchase of
Miramar Road Associates, LLC                  700,000       700,000


Preferred Stock issued September 1999       1,500,000     1,500,000

Stock subscription receivable                   --            --


Common Stock issued December 1999               --            --


Common Stock issued December 1999               --            --


Operating (Loss) as of
December 31, 1999                               --            --



Balance, December 31, 1999                   850,000   $   850,000

                                            Common         Common
                                            Shares          Stock
                                                            Amount

 Balance, January 1, 1998                 9,301,877    $     9,302

  1:9 reverse stock split March 15,1998   (8,245,461)      (8,245)

  Common shares issued March 31, 1998      2,200,300        2,200

Common Shares issued July 31, 1999         2,000,000        2,000

Operating Income December 31.1999               --             --

Balance, December 31, 1998                 5,256,716          5,257

March 14, 1999
1:10 reverse stock split                  (4,731,048)        (4,731)

Much 15, 1999 - Purchase of
Gam & RB Capital & Equities                5,068,150          5,069


March 15, 1999 - Purchase of
Miramar Road Associates, LLC                -                    -

Preferred Stock issued September 1999        --                  --
1,50,000

Stock subscription receivable                 --                 -

Common Stock issued December 1999            320,000            320

Common Stock issued December 1999            499,600            490


Operating (Loss) as of
December 31, 1999                              --               --

Balance, December 31, 1999               $ 6,403,418    $     6,404

                                Addiitonal              Stock
                                Paid in                 Subscriptions
                                Capital                 Receivable

 Balance, January 1, 1998        $   103,824

 1:9 reverse stock split
March 15,1998                         8,245                    --

Common shares issued March 31, 1998     --                     --


Common Shares issued July 31, 1999      18,000               (20,000)


Operating Income December 31.1999          --                  --

Balance, December 31, 1998             129,429                (20,000)

March 14, 1999
1:10 reverse stock split                4,731                   --

Much 15, 1999 - Purchase of
Gam & RB Capital & Equities          1,966,610                 (62,500)


March 15, 1999 - Purchase of
Miramar Road Associates, LLC          73,960                      --


Preferred Stock issued September 1999    --                       --

Stock subscription receivable            --                     20,000


Common Stock issued December 1999     71,625                      --


Common Stock issued December 1999     28,886                      --


Operating (Loss) as of
December 31, 1999                     --                          --



Balance, December 31, 1999        $2,275,241                 $(62,500)

                                        Retained                Total
                                        Earnings

Balance, January 1, 1997                $  (88,791)           $   23,695

1:9 reverse stock split March 15, 1998        -                    -

Common shares issued March 31, 1998           -                   2,200

Common Shares issued July 31, 1998           -                      -

Operating Income December 31, 1998          1,724                 1,724

Balance, December 31, 1998                  (87,067)             27,619

March 14, 1999
1:10 reverse split                           -                      0

March 15, 1999 - Purchase of
Gam & RB Capital and Equities                0                   1,909,178

March 15, 1999 - Purchase of
Miramar Road Associates, LLC                 0                   773,960

Preferred Stock Issued September 1999       0                    150,000

Stock Subscription receivable                0                    20,000

Common stock issed December 1999             0                   71,945

Common stock issued December 1999            0                   29,376

Operating (Loss) as of
December 31, 1999                         (529,737)             (529,737)

Balance, December 31, 1999              $ (616,804)         $  2,452,341
                 See Notes to Consolidated Financial Statements

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                      Consolidated Statements of Cash Flows
              For the twelve months ended December 31, 1999 and 1998

                                                            1999           1998

CASH FLOWS FROM OPEMTING ACTMTIZS
    Income (loss) from operations                      $  (529,737)   $    1,724
    (Increase) in note receivable                             --        (10,906)
    Depreciation & Amortization expense                    207,945           --
    (Increase) in accounts receivable                     (449,835)        7,369
    (Increase) m deferred tax benefit                     (181,974)          304
    (Increase) in Impound account                           (4,062)          --
    (Increase) in Marketable securities                   (454,792)          --
    (Increase) in Loan payable                              93,962           --
    Increase in other accounts payable                     139,944           --
    Security deposits                                       39,965           --
    (Increase) in Other Assets                              (6,000)          --
    Net Cash provided (used) by operating activities    (1,144,374)      (1,509)

CASH FLOWS FROM INVESTING ACTIVITIES

    Investment in Securities                              (425,000)          --
    Acquisition of Investment property                  (4,901,879)          --
    Loan fees                                             (143,779)          --
    Net cash used by investing activities               (51470,657)            0

CASH FLOWS FROM FINANCING ACTIVITIES
    Investment Property Mortgages                          918,966           --
    Greentree Lease                                          1,655           --
    Trust Deeds                                          2,782,500           --
    Contribution Capital                                 2,145,912         2,200
    (Increase) in Stock Subscription rec                   (42,500)          --
    Common Stock                                             1,147           --
    Preferred Stock                                        850,000           --

Net cash provided by financing activities                 6,657,50         2,200
Net increase (decrease) In cash                             42,049           691
Cash at beginning of year                                    1,197           496
Cash at end of year                                    $    43,236    $    1,197

Supplemental Cash Flow Disclosures
Cash paid during year for interest                     $   379,036    $        0

                 See Notes to Consolidated Financial Statements

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                 For the Years Ended December 31, 1999 and 1998

 NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The company was originally incorporated in New York as International Telescript in 1997 and traded under the symbol "TELC". The company ceased trading in 1989. In October 1997, the business base of Interstate Care Systems, a four-year-old Nevada healthcare management corporation, was acquired through a structured acquisition, which was a reverse merger. The principles of Interstate assumed management control of the company, redomiciled in Nevada and changed the name to Healthcare Management Resources, Inc., to better reflect the nature of the business. The company made the required filings and resumed trading on the OTC Bulletin Board as "HRCU'. On the 15" of March 1999, the company did a reverse merger and a 1-9 reverse split of its outstanding stock and changed its name to Triad Industries, Inc. The company now trades under the symbol "TRDW an the OTC Bulletin Board.

The company operates through its subsidiaries and is in the healthcare, financial services, and real estate business.

NOTE2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICZES

a. Accounting Method

The company's financial statements are prepared using the accrual method of accounting. The company has elected a December 31, year end.

b. Basis of Consideration

The consolidated financial statements of Triad Industries, Inc. include those accounts of RB Capital & Equity Inc., Gam Properties Inc., Healthcare Resource Management Inc., and Miramar Road Associates, LLC- Triad Industries owns title to all of the assets and liabilities of the consolidated financial statement. All significant intercompany transactions have been eliminated.

c. Cash Equivalents

The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 d. Estimates and Adjustments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent Assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

e. Basis of Presentation and Considerations Related to Continued Existence (going concern)

The company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                 For the Years Ended December 31, 1999 and 1998

(Notes Continued)

The company's management intends to raise additional operating funds through operations and/or debt offerings.
f. Intangibles

Intangible assets consist of organization expenses and loan fees and am being amortized on a straight-line basis.

h. Concentration of Credit Risk

The company maintains credit with various financial institutions. Management performs periodic evaluations of the relative credit standing of the financial institutions. The company has not sustained any material credit losses for the instruments. The carrying values reflected in the balance sheet at December 31, 1999 reasonable approximate the fair values of cash, accounts payable, and credit obligations. In making such assessment, the company, has utilized discounted cash flow analysis, estimated, and quoted market prices as appropriate.

L Principle of Consolidation

The consolidated financial statements include the accounts of Triad Industries, Inc., the parent company, Healthcare Management Resources, a Nevada corporation, RB Capital & Equities Inc, a Nevada corporation, GAM Properties Inc., a California corporation, and Miramar Road Associates Inc., a California LLC. All subsidiaries are wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

j. Revenue Recognition and Deferred Revenue

Revenue includes the following: Miramar Road Associates, Inc. revenue consists of commercial rental income. Gam Properties Inc. revenue consists of residential rental income and assets held for sale. RB Capital & Equity Inc. revenue consists of consulting income and the sale of securities (at fair market value). The accrual method of accounting is used where as revenues are recognized when earned and expenses are recognized when incurred.

RB Capital & Equity Inc. has various consulting contracts outstanding in which the company performs a get of various financial services. The company will recognize revenues when services on each contract are completed. Therefore, RD Capital & Equities Inc. records deferred revenue.

k. Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                     For the Years Ended December 31, 1999 and 1998 (Notes Continued)

At December 31, 1999 the company has significant operating and capital losses carryfoward. The benefits resulting for the purposes have been estimated as follows .-

                     Capital Losses                       $ (57,800)
                     Valuation Allowance                     57,800
                     Total                                     0

                      Net Operating Losses:
                     Income Tax Benefit                   $ (193,400)


The company has entered into various contracts, by which the company provides financial services.

m. Investments in Securities

Marketable securities at December 31, 1999 and 1998 are classified and disclosed as trading securities under the requirements of SFAS No. 115. Under such statement, the company's securities are required to be reflected at fair market value.

n. Property

Property is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from 27.5 years for commercial rental properties, 5 years for tenant improvements, and 5 - 7 years on furniture and equipment. The company owns a fifty-one thousand square foot commercial building located at 6920-6910 A & B and 6914'Miramar Road, San Diego, California.

Land                            $   327,614
Buildings                         3,067,619
Computer                              1,000
Furniture                             7,224
Tenant Improvements                 153.738
                                $ 3,557,195
Less Accumulated Depreciation      (116,583)
Net Property and Equipment        $ 3,420,612

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                 For the Years Ended December 31, 1999 and 1998

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 o. Property Hold for Sale

     All of the Company's properties held for sale are on a thirty-year mortgage.

     Location          Description       Interest Rate      Cost        Debt
2016-18 Balboa         4 Units             7.81%          $420,000   $  307,909
2015-17 Hornblend
213 5-3 9 Grand Ave    Tri-plex            7.66%           355,350      233,955
4592 Brancroft         7 Units             7.500           390,000      264,099
3635 3rd Ave           Condo               10.250          180,000      113,004
                   Total                                $1,345,350   $  918,866

Gam Properties, Inc. sold two properties during 1999. In April, Chase property sold for $1,170,000. In June, V4 Ave. 96 property sold for $199,500. Total costs of assets sold is S 1, 576,215 leaving a not loss of ($206,715).

p. Short Term Debt - Miramar Building

                                Interest Rate

First Trust Deed 2/2000              13%   $1,800,000
Second Trust Deed 10/ 1999           12%      390,000
Third Trust Deed 6/1999              13%      315,000
Forth Trust Deed 4/1999              14%      259,000
Fifth Trust Deed 6/2000              14%       28,500
                                           $2,782,500

The office building collateralized the above loans. The loan agreements provide for monthly payments of interest with principle due at the above dates. Management has negotiated with the current lender a short-term extension of these maturity dates and is attempting to obtain long term financing. Management has discovered a hen of approximately S 400,000 on the office building which is related to the debt of a stockholder and former officer of the L.L.C. The company had a contingent liability for this debt and paid it off on September 20, 1999.
On September 20, 1999 the company acquired the remaining one-percent partner minority interest on the Miramar property and paid off S 192,000 of the outstanding mortgage liability-

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                 For the Years Ended December 31, 1999 and 1998


q. Investments in Securities Available for Sale

In 1995, the company bought 250,000 shares of Heritage National Corporation at $
0.10 a share. In June, 1999, the company earned 50,000 shares of preferred stock of American Health System, Inc. at $ 5.00 a share, In 1999, the company acquired
1.5 million shares of Pro Glass at S. 10 a share.

                             Number of             Mkt. Price        Balance
                                Share              At Year End      Al Year End

Heritage National Corporation     250,000   $         0.10          $  25,000
American Health Systems, Inc.      50,000             5.00            250,000
Pro Gins, Inc.                  1,500,000             0.10            150,000
Total                           1,775,000                           $ 425,000

r. Accounts Receivable

    Accounts receivable consist of the following:          December 31, 1999

        Accounts receivable - Various                                $   21,323
        Accounts receivable - Carrera                                       520
        Accounts receivable - Gahi                                        1,450
        Accounts receivable - Trans-Caribe                                2,697
        Accounts receivable - Contracts                                 118,630
        Accounts receivable - Fortune Oil                                11,500
        Accounts receivable - Fees                                       32,994
        Accounts receivable  3rd. Avenue                                15,083
        Accounts receivable - Ashy                                        5,000
        Accounts receivable - Todd Smith                                254,554
        Accounts receivable - Trans-Caribe                                1,000
                                  Total                                $463,841

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                 For the Years Ended December 31, 1999 and 1998

NOTE 3.MARKETABLE SECUR1TIES

At December 31, 1999, the company held trading securities of the following companies:
                         Number         Mkt. Price     Balance
                         Shares         At Year End   At Year End
Beach Brew                625,000             0.28    17,500
Blue Gold                 125,000             0.00       125
Carrara                   325,000             0.00       370
Golden Panther            150,000             0.10    15,000
Fortune Oil                33,000             0.13     5,940
Golden Age              1,283,949             0.001    1,283
Greenland                   4,113             0.56     2,303
Healthcare Resources       22,289             0.00        22
Littlemark                453,333             0.20    90,666
Mezzanine Capital         107,000             1.25   133,750
Nicholas Inv              364,583             0.00       364
Peacock Financial         200,000             0.68   136,000
Pro Glass                 368,892             0.06    22,133
Spa International         245,165             0.02     4,903
Superior Oil              100,000             0.06     6,000
Thunderstom                 3,068             0.06       184
Total Entertainment        55,000             0.31    17,050
Triad Industries            2,000             0.15       300
Regan                       5,000             0.11       550
Processing                 20,000             0.01       339
Total                  $  454,782

NOTE4. OPERATING LEASE

The company operates its facilities under an operating lease agreement with an unrelated party. The base rent is $ 3,434 per month.

     Rent expense was $ 27,855 in 1999 and $ 4,915 in 1998.

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                 For the Years Ended December 31, 1999 and 1998


NOTE 5. STOCK

As of January 1, 1998 there were 9,301,877 shares of common stock outstanding. On March 15, 1998 the Company reversed split the 9,301,877 shares on a one for tarn (1:9) leaving 1,056,416 shares outstanding. On March 31, 1998 the Company issued 2,200,300 shares of stock for $2,200 cash. On July 1, 1998 the Company issued 2,000,000 shares for a stock subscription receivable of $20,0000. As of December 31, 1998 there were 5,256,716 shares of common stock outstanding. As of January 1, 1999 there were 5,256,720 shares of common stock outstanding. On March 14, 1999 the company reversed split the 5,256,720 shares on a one for ten ( 1:10 ) leaving 525,672 shares outstanding. At the shareholders meeting held March 15, 1999 the stockholders approved the acquisition of RB Capital and Equities, Inc. a Nevada corporation and its subsidiaries for 5,068,150 shares of common stock and 700,000 shares of preferred stock. In September the Company issued 150,000 shares of preferred stock in exchange for 1.5 million shares of Pro Glass Technologies, Inc. common stock. On September 30, 1999 there were 5,593,822 shares of common stock and 850,000 shares of preferred stock outstanding. In December 1999, the company issued 489,000 of common stock shares to management and key employees for services rendered. In December 1999 the Company issued 320,000 shares of common stock for cash in the amount of 71,945. On December 31, 1999 there were 6,403,4 18 shares of common stock and 850,000 shares of preferred stock outstanding.

NOTE 6. STOCKHOLDERS'EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 1999.

A Preferred Stock, nonvoting, 1.00 par value; authorized 10,000 shares; issued and outstanding 850,000 shares.

Common stock, $ 0.001 par value; authorized 50,000,000 issued and outstanding 6,403,418 and 5,256,716 shares for 1999 and 1998 respectively.

The holders of Preferred Stock are entitle to receive dividends calculated using an "Available Cash Flow" formula as prescribed by the Certificate of Designation of Preferred Stock. There have not been any dividends declared as of December 31, 1999,

                             TRIAD INDUSTRIES, INC.
                (Formerly Healthcare Resources Management, Inc.)
                 Notes to the Consolidated Financial Statements
                 For the Years Ended December 31, 1999 and 1998

NOTE 7. ISSUANCE OF SHARES FOR SERVICES - STOCK OPTIONS

The company has a nonqualified stock option plan, which provides for the granting of options to key employees, consultants, and nonemployees directors of the Company. The valuation of shares for services are based on the fair market value of services. The Company has elected to account for the stock option plan under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations.

A total of 489,600 shares at .06 were issued for services to management and key employees for the year ended December 31, 1999.
NOTE 8.  ACQUISITIONS
The acquisitions of RB Capital and Equities, Inc., a Nevada corporation, and its subsidiaries (Gam Properties and Miramar Road Associates, LLC) were recorded as a purchase in accordance with Accounting Principles Board Opinions No. 16 ( APB No. 16).

The operating results of the acquired entities are included in the company's consolidated financial statements from the date of acquisition.

                              ARMANDO C. IBARRA
                           CERTIFIED PUBLIC ACCOUNTANIS
                          (A Professional Corporation)


June 29, 2000

Triad Industries, Inc.
(Formerly know as Healthcare Resources Management, Inc.)
RB Courtyard Suite #232
16935 W. Bernardo Drive
San Diego, Ca. 92126

Re: Triad Industries, Inc.

This is to confirm that we consent to the use of our December 31, 1999 & 1999 audited financial statements of Triad Industries, Inc. in your required SEC filings including the 10K report.
Sincerely,
ARMANDO C. IBARRA, C.P.A.

                       350 E. Street, Chula V6U, CA 91910
                    Tel: (619) 422-1348 Fax: (619) 422-1465

                                    PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

A. *Articles of Incorporation Triad Industries, Inc., formerly Healthcare Resource Management, Inc., formerly International Telescript, Inc.

B.       *Amendments

C.       *By-Laws

D.       Acquisition Agreements

E.       Financial Statements
          December 31, 1997 and 1998    Healthcare Resource Management, Inc.
          December 31, 1997 and 1998    RB Capital and Equities, Inc.
          December 31, 1998             American Health Systems, Inc., and
                                        Subsidiaries
          December 31, 1998 and 1999    Triad Industries, Inc., formerly
                                        Healthcare Resource Management, Inc.

F.       Subsidiaries
1.       RB Capital and Equities
a.       *Articles of Incorporation

2.       Gam Properties, Inc.
a.       *Articles of Incorporation

3.       Miramar Road Associates
a.       *LLC

4.       HRM, Inc.
a.       *Articles of Incorporation

5.       Triad Realty Corporation
a.       *Articles of Incorporation

G.       Financial Data Schedule
              1.  December 31, 1998        Healthcare Resource Management, Inc.
              2.  December 31, 1998        RB Capital and Equities, Inc.
              3.  December 31, 1999        Triad industries, Inc. (consolidated)



         *Previously filed.

                                                              SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                                   TRIAD INDUSTRIES, INC.
                                                   (Registrant)




Date:  _______________ 2000                  By: /S/ Gary DeGano
                                             Gary DeGano, President

                                             By: /S/ Linda M. Bryson
                                             Linda M. Bryson, Vice President,

                                             By: /S/ Michael Kelleher
                                             Michael Kelleher, Secretary